UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 11, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 11 November 2025 entitled ‘Vodafone Group H1 FY26 Results’.

Vodafone Group Plc H1 FY26 Results 11 November 2025

Good H1 performance, expect to deliver upper end of FY26 guidance
"Following the progress of our transformation, Vodafone has built broad-based momentum. In the second quarter we saw service revenue accelerating, with good performances in the UK, Türkiye and Africa, and a return to top-line growth in Germany.
Whilst we have more to do, we delivered good strategic progress in the half year, driving further operational improvements across the business, expanding our customer satisfaction initiatives, and making a fast start in integrating the Vodafone and Three networks in the UK.
Based on our stronger performance, we are now expecting to deliver at the upper end of our guidance range for both profit and cash flow, and as our anticipated multi-year growth trajectory is now under way, we are introducing a new progressive dividend policy, with an expected increase of 2.5% for this financial year."

Margherita Della Valle
Group Chief Executive

Financial highlights

6.8%	2.25 eurocents	Expecting to deliver upper end
Adjusted EBITDAaL organic growth	Interim dividend per share	of FY26 financial guidance

−    Total revenue: Increased by 7.3% to €19.6 billion in H1 (H1 FY25: €18.3 billion) due to strong service revenue growth and the consolidation of Three UK, partially offset by adverse foreign exchange movements.

−    Service revenue: On a reported basis grew by 8.1% to €16.3 billion in H1 (H1 FY25: €15.1 billion) and increased by 5.7% on an organic basis.

−    Germany: Returned to growth in Q2 (+0.5%), supported by the end of the TV law change impact and higher wholesale revenue.

−    UK: +1.2% organic growth in Q2, strong commercial momentum and fast start on VodafoneThree integration.

−    Africa: Maintaining double-digit organic service revenue growth (Q2: 13.5%), supported by above-inflation growth in Egypt and Vodacom's international markets, with strong demand for data and financial services.

−    Business: +2.9% organic growth in Q2, with strong demand for digital services.

−     Adjusted EBITDAaL: On a reported basis increased by 5.9% to €5.7 billion (H1 FY25: €5.4 billion), and by 6.8% on an organic basis, as service revenue growth in most markets was partially offset by the final impact of the TV law change in Germany and continued commercial investment.

−     Operating profit: On a reported basis decreased by 9.2% to €2.2 billion in H1 (H1 FY25: €2.4 billion), with Adjusted EBITDAaL growth offset by higher depreciation and amortisation following the consolidation of Three UK, and lower other income.

−     Shareholder returns: €3.0 billion of share buybacks now complete (since May 2024), further €1.0 billion remaining. Next €500 million tranche commences today.

−     FY26 guidance1: We now expect to deliver the upper end of our guidance ranges: Adjusted EBITDAaL of €11.3-11.6 billion and Adjusted free cash flow of €2.4-2.6 billion.

−     New progressive dividend policy: Reflecting our medium-term outlook for Adjusted free cash flow growth. We expect to grow the FY26 dividend per share by 2.5%.

Operational highlights

−   Customers: A fast start to VodafoneThree integration, with immediate improvements to the network. Our new customer service initiative 'Ask Once' has been implemented in three markets, and we have leading NPS positions in 11 markets.

−   Simplicity: AI virtual assistant, SuperTobi, live in all European markets reaching 70% end-to-end resolution rate.

−   Growth: Strong digital services revenue growth in Business (Q2: 12.2%), Financial services revenue growth in Africa (Q2: 21.8%).

Note:
1FY26 UK merger impact on a 10-month basis of €0.3 billion Adjusted EBITDAaL and -€0.2 billion Adjusted free cash flow.

For more information, please contact:
Investor Relations: Investors.vodafone.com  ir@vodafone.co.uk    Media Relations: Vodafone.com/media/contact  GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679 A webcast Q&A session will be held at 10:00 GMT on 11 November 2025. The webcast and supporting information can be accessed at Investors.vodafone.com

Operational Progress

During the first half of the year, we delivered good operational progress with our strategic priorities, providing further confidence to generate sustainable Adjusted free cash flow growth over the medium term. We have summarised our progress below, in an accompanying presentation and video Q&A available here: investors.vodafone.com/results.

Germany

−    Enhancing our gigabit network infrastructure with the continued fiberisation of our cable network, which once again has been recognised as leading in independent network tests results. Our OXG joint venture's fibre buildout is gaining good momentum and the company has opened sales to 1 million households. We have also nearly  completed  the successful migration of 12 million 1&1 customers onto our mobile network.
−     Investing in customer experience and our brand with further improvements in customer service and a stronger NPS, starting to achieve market leadership in specific customer segments. In May 2025, we announced that Vodafone will be the new main sponsor of eight-time German football champions, Borussia Dortmund, for the next five years.
−     Driving value and commercial differentiation with several actions taken to support our front book value in broadband, and the launch of differentiated propositions in mobile, targeting upselling. We have expanded our new mobile device financing offer to all sales channels and launched a five-year warranty, providing customers with greater flexibility and support.  In B2B, on 30 October 2025, we announced that we had entered into a binding agreement to acquire 100% of Skaylink enabling our Business and public sector customers to access an enhanced suite of digital services and support.

UK

−     Building the strongest connectivity provider with a fast start to our network plans. Three customers have seen improved 4G speeds and we have already upgraded over 5,000 sites enabling Vodafone and Three customers to seamlessly use both networks. By the end of the year we will have removed 16,500km2 of coverage 'not spot' areas.
−     Driving cost synergies at pace having signed new long term network partnership agreements and begun both property consolidation and large contract rationalisation programmes, whilst merging and simplifying the two organisations.
−     Deepening our market leadership through the cross-selling of our broadband offers to Three customers and Fixed Wireless Access to Vodafone customers, supporting our strong commercial momentum. Three customers are also starting to benefit from Vodafone's market leading customer management processes and a better network experience.

Other Europe and Türkiye

−     Strengthening our position in Romania. In October 2025, we completed the acquisition of Telekom Romania Mobile Communications S.A assets for €30 million, increasing our local scale and supporting returns growth.
−     Capitalising on our customer experience step-up, we have launched our 'Ask Once' promise in the first two markets setting a new standard in customer service, with four additional markets to follow over the next six months.
−     Expanding B2B digital services across our footprint, with 14 product launches in mobility, unified communications and cloud services. We have also been recognised by industry analysts as leaders in 5G mobile private networks, unified communications services and software-defined connectivity solutions.

Africa

−   Continuing to scale advanced financial services with 93.7 million financial services customers, including 12.7 million Vodafone Cash customers (Egypt's market-leading mobile wallet). In South Africa, we are supporting financial and digital inclusion through our dual ecosystem, in which we offer leading services to both consumers and merchants, by scaling and diversifying the VodaPay super-app.

Generative AI

−   Simplifying customer care at scale through call centre agent assistance, and our GenAI bot, SuperTobi already live in all European markets with a 70% end-to-end resolution rate, and higher customer satisfaction.
−   Automating network operations through zero-touch processes, enabling faster, more accurate issue resolution via real-time diagnostics - improving efficiency and boosting customer experience. We have transformed our investment planning for our next generation network infrastructure deployment, by using real-time data to optimise RAN capital allocation and prioritise areas of high consumer impact.
−   Supported by a state-of-the-art architecture, with multi-vendor APIs interconnected into our applications, a pan-European data ocean and an integrated team implementing use cases across markets.

Financial Review ⫶ Good H1 performance

Financial results

−   Total revenue: Increased by 7.3% to €19.6 billion reflecting strong service revenue growth and the consolidation of Three UK, partially offset by adverse foreign exchange movements.

−   Service revenue: Increased by 8.1% to €16.3 billion, and 5.7% on an organic basis. In Q2, German service revenue returned to growth, and we saw continued growth in the UK, Africa and Türkiye. Vodafone Business grew by 2.6% in H1, and by 3.4% on an organic basis, supported by strong demand for digital services.

−   Adjusted EBITDAaL: Increased by 5.9% to €5.7 billion (H1 FY25: €5.4 billion), and 6.8% on an organic basis, as service revenue growth in most markets and the consolidation of Three UK was partially offset by the final impact of the TV law change in Germany and continued commercial investments.

−   Operating profit: Decreased by 9.2% to €2.2 billion (H1 FY25: €2.4 billion), with Adjusted EBITDAaL growth offset by higher depreciation and amortisation from the consolidation of Three UK, and lower other income.

−   Earnings per share: Basic earnings per share from continuing operations was 3.38 eurocents, compared to basic earnings per share of 3.92 eurocents for H1 FY25. The decrease was primarily due to a lower operating profit, and a higher income tax expense, partially offset by a lower weighted average number of shares compared to the comparative period.

	H1 FY261	H1 FY25	Reported
	€m	€m	change %
Revenue	19,609	18,276	7.3
- Service revenue	16,327	15,109	8.1
- Other revenue	3,282	3,167
Adjusted EBITDAaL2,3	5,728	5,411	5.9
Restructuring costs	(186)	(58)
Interest on lease liabilities4	292	220
Gain/(loss) on disposal of property, plant and equipment and intangible assets	155	(12)
Depreciation and amortisation of owned assets	(4,095)	(3,672)
Share of results of equity accounted associates and joint ventures	182	(40)
Other income	86	533
Operating profit	2,162	2,382	(9.2)
Investment and other income	1,085	566
Financing costs	(1,134)	(843)
Profit before taxation	2,113	2,105
Income tax expense	(1,061)	(900)
Profit for the financial period - Continuing operations	1,052	1,205
Profit for the financial period - Discontinued operations	-	16
Profit for the financial period	1,052	1,221

Attributable to:
- Owners of the parent	829	1,064
- Non-controlling interests	223	157
Profit for the financial period	1,052	1,221

Basic earnings per share - Continuing operations	3.38c	3.92c
Basic earnings per share - Total Group	3.38c	3.98c
Adjusted basic earnings per share2	6.92c	4.84c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1.   The H1 FY26 results reflect average foreign exchange rates of €1: GBP 0.86, €1: INR 99.60, €1: ZAR 20.68, €1: TRY 45.86 and €1: EGP 57.02.
2.   Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 46 for more information.
3.   Includes depreciation on leased assets of €1,735 million (H1 FY25: €1,564 million).
4.   Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Cash flow, funding & dividend

−    Cash from operating activities: Decreased by 9.8% to €5.1 billion reflecting cash inflows from discontinued operations in the prior period.

−    Adjusted free cash flow: An outflow of €0.6 billion, representing an improvement of €0.4 billion compared to the prior year. This primarily reflects higher Adjusted EBITDAaL and lower capital additions which partially offset higher working capital and tax.

−    Net debt: Increased to €25.9 billion compared to €22.4 billion as at 31 March 2025. This was driven by a free cash outflow of €0.8 billion, together with €1.7 billion of additional debt arising from the VodafoneThree merger, equity dividends of €0.6 billion and share buybacks of €1.0 billion. This was offset by other movements of €0.5 billion,              principally due to the early repayment of certain bonds.

−    Current liquidity: Cash and cash equivalents and short-term investments totalled €10.9 billion (€16.3 billion as at 31 March 2025). This includes €0.2 billion of net collateral which has been posted by Vodafone to counterparties as a result of mark-to-market movements on derivative instruments (€1.3 billion posted to Vodafone by counterparties as      at 31 March 2025).

−    Shareholder returns: The interim dividend per share is 2.25 eurocents (H1 FY25: 2.25 eurocents). The ex-dividend date for the interim dividend is 20 November 2025 for ordinary shareholders and 21 November 2025 for ADR holders, the record date is 21 November 2025 and the dividend is payable on 5 February 2026. Total capital returned to     shareholders so far in FY26 totalled €1.5 billion.
	H1 FY26	H1 FY25	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	5,092	5,644	(9.8)
(Outflow)/inflow from investing activities	(1,874)	2,467	(176.0)
Outflow from financing activities	(6,918)	(7,333)	5.7
Net cash (outflow)/inflow	(3,700)	778	(575.6)
Cash and cash equivalents at the beginning of the financial period	10,893	6,114
Exchange loss on cash and cash equivalents	(192)	(21)
Cash and cash equivalents at the end of the financial period	7,001	6,871

Borrowings less cash and cash equivalents1	(44,368)	(48,745)	9.0

	H1 FY26	H1 FY25	Reported
	€m	€m	change %
Adjusted free cash flow2,3	(583)	(950)	38.6
Licences and spectrum	(45)	(12)
Restructuring costs including working capital movements	(122)	(115)
Integration capital additions	(21)	(12)
Other adjustments	-	(7)
Free cash flow3	(771)	(1,096)	29.7

Net debt4	(25,939)	(31,775)	18.4

Notes:
1.   The H1 FY25 comparative for Borrowings less cash and cash equivalents excludes an amount of €2,086 million in respect of Vodafone Italy and Vodafone Spain which were reported as discontinued operations.
2.   Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 46 for more information.
3.   In addition to the reported total from continuing operations, there was an outflow of €nil from discontinued operations included in adjusted free cash flow for the six months ended 30 September 2025 (H1 FY25: €99 million outflow).
4.   The H1 FY25 comparative for Net debt excludes an amount of €28 million in respect of Vodafone Italy and Vodafone Spain which were reported as discontinued operations.

Outlook & Dividend Policy

In May 2025, we set out guidance for FY26 for Adjusted EBITDAaL and Adjusted free cash flow.

Based on our performance in H1 and our outlook for the rest of the year, we now expect to deliver at the 'upper end' of our FY26 guidance ranges.

In line with the ambition to grow the dividend within the capital allocation policy announced in February 2024 and having now completed the merger in the UK, we are committing to a progressive dividend policy, reflecting our medium-term outlook for Adjusted free cash flow growth. For FY26 we expect to grow the full year dividend per share by 2.5%. Going forwards the interim dividend will be set each year at 50% of the prior full year dividend.

FY26 guidance (inc. UK merger)3,4
Adjusted EBITDAaL1 (Group)	€11.3 - €11.6 billion
Adjusted EBITDAaL1 (Europe)	€7.5 - €7.7 billion
Adjusted free cash flow1,2 (Group)	€2.4 - €2.6 billion

Notes:
1. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 46 for more information.
2. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions, working capital related items and M&A.
3. Excluding the impact of hyperinflationary accounting in Türkiye.
4. The FY26 guidance reflects the following foreign exchange rates: €1:GBP 0.85: €1:ZAR 20.59; €1:TRY 43.42; €1:EGP 56.74. The guidance assumes no material change to be structure of the Group.

Segment performance

Geographic performance summary

Total revenue	Service revenue	Adjusted EBITDAaL1	Adjusted EBITDAaL margin1	Capital additions
H1 FY26	H1 FY25	H1 FY26	H1 FY25	H1 FY26	H1 FY25	H1 FY26	H1 FY25	H1 FY26	H1 FY25
€m	€m	€m	€m	€m	€m	%	%	€m	€m
Germany	5,996	6,122	5,425	5,500	2,191	2,290	36.5	37.4	971	1,035
UK	4,409	3,448	3,664	2,891	884	707	20.0	20.5	562	355
Other Europe2	2,804	2,804	2,415	2,410	835	784	29.8	28.0	333	341
Türkiye	1,601	1,391	1,327	1,103	485	394	30.3	28.3	177	185
Africa	3,950	3,705	3,183	2,951	1,347	1,214	34.1	32.8	456	444
Common Functions3	970	906	388	322	(14)	22	301	627
Eliminations	(121)	(100)	(75)	(68)	-	-	-	-
Group	19,609	18,276	16,327	15,109	5,728	5,411	29.2	29.6	2,800	2,987

Downloadable performance information is available at: investors.vodafone.com/results

Service revenue growth	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
%	%	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)
UK	2.0	2.9	2.4	7.6	5.7	6.7	4.5	15.2	38.0	26.7
Other Europe2	1.6	2.1	1.9	2.2	1.1	1.7	1.8	0.3	0.1	0.2
Türkiye	54.7	18.8	33.2	97.5	15.2	50.4	42.3	22.1	18.7	20.3
Africa	1.6	0.3	0.9	4.1	8.8	6.4	3.7	7.3	8.4	7.9
Group	3.2	0.2	1.7	5.6	2.3	4.0	2.8	5.3	10.8	8.1

Organic service revenue growth1	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
%	%	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)
UK	-	1.2	0.6	3.3	3.1	3.2	1.9	0.9	1.2	1.1
Other Europe2	2.3	2.6	2.5	2.6	0.8	1.7	2.1	0.2	(0.5)	(0.1)
Türkiye	91.9	89.1	90.3	83.4	73.2	78.1	83.4	63.8	48.4	55.6
Africa	10.0	9.7	9.9	11.6	13.5	12.6	11.3	13.8	13.5	13.7
Group	5.4	4.2	4.8	5.2	5.4	5.3	5.1	5.5	5.8	5.7

Group profitability	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Operating profit/(loss)	€m	1,545	837	2,382	1,022	(3,815)	(2,793)	(411)	1,015	1,147	2,162
Adjusted EBITDAaL1	€m	2,681	2,730	5,411	2,828	2,693	5,521	10,932	2,748	2,980	5,728
Adjusted EBITDAaL margin1%	29.7	29.5	29.6	28.8	28.8	28.8	29.2	29.3	29.1	29.2
Organic Adjusted EBITDAaL growth1%	5.1	2.5	3.8	2.2	0.3	1.3	2.5	4.9	8.7	6.8

Notes:
1.   Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 46 for more information.
2.   Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3.   Capital additions includes software arrangements managed centrally on behalf of the Group.

Germany ⫶ Return to service revenue growth in Q2

33%	€6.0bn		(1.4%)
of Group service revenue	Total revenue		Organic service revenue growth

38%	€2.2bn		(4.3%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY26	H1 FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	5,996	6,122	(2.1)
- Service revenue	5,425	5,500	(1.4)	(1.4)
- Other revenue	571	622
Adjusted EBITDAaL	2,191	2,290	(4.3)	(4.3)
Adjusted EBITDAaL margin	36.5%	37.4%

Note:
1.   Organic growth is a non-GAAP measure. See page 46 for more information.

Growth

Total revenue decreased by 2.1% to €6.0 billion as a result of lower service and equipment revenue. Service revenue declined 1.4% (Q1: -3.2%, Q2: 0.5%) including a -1.5 percentage point impact (Q1: -2.9 percentage point, Q2: nil) from the end of bulk TV contracting in Multi Dwelling Units ('MDUs'). Service revenue returned to growth in Q2 supported by the end of the MDU impact and higher mobile wholesale revenue.

Fixed service revenue decreased by 5.2% (Q1: -8.0%, Q2: -2.3%). The MDU transition had a 2.7 percentage point impact (Q1: -5.3 percentage point, Q2: nil). Excluding this, our performance was primarily impacted by lower TV ARPU.

Mobile service revenue grew by 3.3% (Q1: 2.7%, Q2: 3.8%) driven by higher wholesale revenue as we continued to migrate 1&1 customers onto our network, partially offset by ARPU pressure from higher competitive intensity in the mobile market. By the end of Q2, we had successfully migrated 10.5 million 1&1 customers and expect revenues to reach full run-rate in Q4 FY26.

Vodafone Business service revenue declined by 1.2% (Q1: -0.9%, Q2: -1.6%), as pressure in core connectivity services was partially offset by strong digital services demand.

Adjusted EBITDAaL declined by 4.3%, of which a -2.4 percentage point impact related to the MDU transition. Excluding this impact, the decline in Adjusted EBITDAaL was largely driven by the continued impact of higher commercial investment in the prior year. The Adjusted EBITDAaL margin was 0.9 percentage points lower year-on-year at 36.5%.

Customers

Our broadband customer base declined by 49,000 in H1 (Q1: -23,000, Q2: -26,000). During H1, our focus remained on driving value through front-book ARPU improvements and lower promotional activity. We continue to be the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of homes, with 5 million fibre households passed beyond our own cable footprint of 25 million households. Our OXG joint venture's fibre buildout is gaining good momentum with 350,000 households now passed. Our TV customer base increased by 90,000 (Q1: 28,000, Q2: 62,000) reflecting our strategy to bundle basic TV services with broadband. This was partially offset by the ongoing decline in demand for standalone linear TV services.

Our mobile contract customer base declined by 37,000 (Q1, -36,000, Q2: -1,000) in H1, due to low ARPU Business disconnections and the continued reduction of customers through resellers' channels, in the context of a highly competitive mobile market. Contract churn is lower year-on-year, supported by ongoing investments in customer experience.  We also connected a further 4.7 million IoT devices.

Operational actions

We continue to invest in our network, customer experience, brand and in Business digital services. Our Net Promoter Score on our cable network continued to improve and is now at its highest-ever level, and we have once again been recognised as a leader in independent network tests results. In May 2025, we announced that Vodafone will be the new main sponsor of eight-time German football champions, Borussia Dortmund, for the next five years. In August 2025, we expanded our new mobile device financing offer to all sales channels and launched a five-year warranty, providing customers with greater flexibility and support. In fixed broadband, we have taken several actions to support our front-book value. On 30 October 2025, we announced that we had entered into a binding agreement to acquire 100% of Skaylink enabling our Business and public sector customers to access an enhanced suite of digital services and support.

UK ⫶ Fast start on integration, delivering network improvements to our customers

22%	€4.4bn		1.1%
of Group service revenue	Total revenue		Organic service revenue growth

15%	€0.9bn		5.4%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY26	H1 FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	4,409	3,448	27.9
- Service revenue	3,664	2,891	26.7	1.1
- Other revenue	745	557
Adjusted EBITDAaL	884	707	25.0	5.4
Adjusted EBITDAaL margin	20.0%	20.5%

Note:
1.   Organic growth is a non-GAAP measure. See page 46 for more information.

Growth

Total revenue increased by 27.9% to €4.4 billion due to the consolidation of Three UK's financial results following the completion of the merger on 31 May 2025. Service revenue increased by 26.7%, with organic growth in service revenue of 1.1% (Q1: 0.9%, Q2: 1.2%) as growth in Consumer broadband and Wholesale was partially offset by a decline in Business.

Mobile service revenue grew by 35.8% (Q1: 19.6%, Q2: 51.6%). Organic growth in mobile service revenue was 0.4% (Q1: 0.4%, Q2: 0.4%), as growth in Wholesale was largely offset by a decline in the Three UK Consumer contract base and ARPU pressure in Business.

Fixed service revenue grew by 2.4% (Q1: 3.1%, Q2: 1.8%) and organic growth in fixed service revenue was 3.5% (Q1: 2.7%, Q2: 4.3%) with continued strong growth in Consumer broadband, partially offset by a decline in Business.

Vodafone Business service revenue increased by 0.4% (Q1: -0.8% Q2: 1.5%). On an organic basis, Vodafone Business service revenue decreased by 2.3% (Q1: -3.0%, Q2: -1.7%) due to planned managed services contract terminations and continued mobile ARPU pressure. This was partially offset by good demand for digital services and growth in Three's B2B customer base.

Adjusted EBITDAaL increased by 25.0%, and on an organic basis, Adjusted EBITDAaL increased by 5.4%, which was largely driven by service revenue growth, increasing margins in broadband, and the phasing of marketing spend. The Adjusted EBITDAaL margin decreased by 0.5 percentage points year-on-year to 20.0%, and on an organic basis grew by 1.2 percentage points year-on-year.

Customers

During H1, we continued to build upon our market leading customer experience and launched our industry leading "Just Ask Once" proposition for Vodafone customers.

In mobile, our contract customer base decreased by 32,000 in H1 driven by Three UK contract customer losses, partly offset by good growth in our Fixed Wireless Access ('FWA') offer. In prepaid, our VOXI and SMARTY brands continued to grow well with 104,000 customers added in H1.

In fixed, our customer base increased by 94,000 over the period. We can now serve 21.8 million households with gigabit speeds, having further expanded our footprint through our wholesale strategic agreement with Community Fibre in London.

VodafoneThree Integration

On 31 May 2025, we completed the merger of Vodafone UK and Three UK. Full details of the transaction can be found here: Completion of Vodafone and Three merger in the UK.

VodafoneThree is now the biggest mobile network operator in the UK with 28.8 million customers, with a multi-brand mobile strategy in Consumer through the Vodafone, Three, VOXI, SMARTY and Talkmobile brands. We have made a fast start integrating the two businesses and delivering the best-in-class network and experience we promised our customers.

We have made immediate improvements to our network. Within just two weeks, through sharing of combined spectrum, 7 million Three and SMARTY customers have benefitted from improved 4G speeds of up to 40%. Within a few months, 28.8 million Vodafone and Three customers have started to benefit from seamlessly using both networks with over 5,000 radio sites already upgraded. By the end of the year, we will have removed a total of 16,500 km2 of 'not spot' areas.

Other Europe1 ⫶ Stable despite market conditions in Portugal

15%	€2.8bn		(0.1%)
of Group service revenue	Total revenue		Organic service revenue growth

15%	€0.8bn		6.1%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY26	H1 FY25	Reported	Organic
	€m	€m	growth %	growth %2
Total revenue	2,804	2,804	-
- Service revenue	2,415	2,410	0.2	(0.1)
- Other revenue	389	394
Adjusted EBITDAaL	835	784	6.5	6.1
Adjusted EBITDAaL margin	29.8%	28.0%

Notes:
1.   Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.   Organic growth is a non-GAAP measure. See page 46 for more information.

Growth

Total revenue was stable year-on-year at €2.8 billion. Service revenue grew by 0.2% (Q1: 0.3%, Q2: 0.1%) and organic service revenue declined 0.1% (Q1: 0.2%, Q2: -0.5%) due to continued ARPU pressure in Portugal as well as Business project phasing.

In Portugal, as anticipated following the launch of a fourth player, service revenue was impacted by lower mobile ARPU, more than offsetting fixed growth. Despite increased competitive intensity in the market, our mobile contract customer base continues to grow. In Ireland, service revenue growth was supported by Business growth and a higher broadband customer base. In Greece, service revenue was broadly stable as growth in mobile was largely offset by the phasing of Business project revenue. In Romania service revenue decline was due to competitive pressure and Business revenue phasing.

Vodafone Business service revenue increased by 0.3% (Q1: 1.6%, Q2: -1.0%), with flat organic growth (Q1: 1.5%, Q2: -1.4%), driven by good growth across most markets offset by public sector revenue phasing in Greece and Romania.

Adjusted EBITDAaL increased by 6.5% and on an organic basis, Adjusted EBITDAaL increased by 6.1%, supported by a legal one-off in Portugal. The Adjusted EBITDAaL margin increased by 1.8 percentage points year-on-year to 29.8%.

Customers

During H1, we added 103,000 mobile contract customers across our six markets, mainly driven by Portugal, Greece, and the Czech Republic, and our broadband base remained broadly stable. In Portugal, we added 77,000 contract customers in mobile and 5,000 in fixed broadband. In Greece, the mobile contract base grew by 54,000, though fixed broadband customers declined by 9,000. In Ireland, our mobile contract customer base declined by 6,000 and the broadband customer base increased by 9,000. Through our fixed wholesale network access partnerships, including our fibre joint venture, SIRO, we now cover over 2.2 million households in Ireland with FTTH.

Portfolio

On 1 October 2025, we completed the acquisition of Telekom Romania Mobile Communications S.A ('TKRM') for €30 million. This transaction strengthens our position in the market, increasing both our local scale and unlocking significant synergy benefits. We have acquired TKRM and its post-paid customer base, while Digi Romania S.A. has acquired TKRM's pre-paid customer business. Both companies have also gained additional spectrum and towers as part of the transaction.

Türkiye ⫶ Good growth, inflation moderating

8%	€1.6bn		55.6%
of Group service revenue	Total revenue		Organic service revenue growth

8%	€0.5bn		58.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY26	H1 FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	1,601	1,391	15.1
- Service revenue	1,327	1,103	20.3	55.6
- Other revenue	274	288
Adjusted EBITDAaL	485	394	23.1	58.0
Adjusted EBITDAaL margin	30.3%	28.3%

Note:
1.   Organic growth is a non-GAAP measure. See page 46 for more information.

Hyperinflationary accounting in Türkiye

Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the unaudited condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 47 for more information.

Growth

Total revenue increased by 15.1% to €1.6 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro.

Service revenue increased by 55.6% (Q1: 63.8%, Q2: 48.4%) on an organic basis. In euro terms, service revenue growth was 20.3% (Q1: 22.1%, Q2: 18.7%) as reported under IAS 29. Excluding the impact of hyperinflationary accounting adjustments, service revenue increased by 21.6% in euro terms (Q1: 29.6%, Q2: 14.8%). Growth in Türkiye was primarily driven by ongoing price actions, value accretive base management, increased data usage and strong growth in Business.

Vodafone Business service revenue increased by 66.0% (Q1: 72.7%, Q2: 59.8%:) on an organic basis, supported by growth in mobile connectivity, increased data centre usage and demand for digital services.

Adjusted EBITDAaL increased by 58.0% on an organic basis, supported by service revenue growth and ongoing digitalisation. Adjusted EBITDAaL continued to grow in euro terms and increased by 23.1% during the period. The Adjusted EBITDAaL margin increased by 2 percentage points year-on-year to 30.3%.

Customers

We added 511,000 mobile contract customers during H1, including migrations of prepaid customers. Through our ongoing customer experience initiatives, we have seen a 34% reduction in our share of deep detractors to its lowest ever level.

5G spectrum

On 16 October 2025, Vodafone Türkiye successfully acquired a total of 100 MHz of spectrum in the country's 5G auction, for a total cost of US$627 million (€539 million). Payments will be phased equally over three financial years. Vodafone Türkiye will launch 5G services during 2026. We also renewed all of our existing spectrum holdings, which were due to expire in 2029, until 2042.

Africa ⫶ Growth across all markets

19%	€4.0bn		13.7%
of Group service revenue	Total revenue		Organic service revenue growth

24%	€1.3bn		17.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY26	H1 FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	3,950	3,705	6.6
- Service revenue	3,183	2,951	7.9	13.7
- Other revenue	767	754
Adjusted EBITDAaL	1,347	1,214	11.0	17.0
Adjusted EBITDAaL margin	34.1%	32.8%

Note:
1.   Organic growth is a non-GAAP measure. See page 46 for more information.

Growth

Total revenue increased by 6.6% to €4.0 billion as service revenue was partly offset by the depreciation of local currencies versus the euro. Service revenue increased by 7.9% (Q1: 7.3%, Q2: 8.4%) and organic growth in service revenue was up by 13.7% (Q1: 13.8%, Q2: 13.5%), with growth in South Africa, Egypt and all of Vodacom's international markets.

In South Africa, organic service revenue increased by 2.2% (Q1: 2.9%, Q2: 1.4%) due to growth in the mobile contract segment, supported by price increases, good demand for fixed connectivity and improved performance in Wholesale. This was partially offset by a decline in prepaid, reflecting increased price competition. Financial services revenue continued to perform well with organic growth of 6.3%, supported by demand for insurance products.

Service revenue in Egypt grew by 42.5% (Q1: 43.9%, Q2: 41.2%) on an organic basis, well above inflation driven by sustained customer base growth, good data demand and price actions in prior quarters. Our financial services product, 'Vodafone Cash' continued to grow with revenue increasing by 36.7% and now represents 7.9% of Egypt's service revenue.

In Vodacom's international markets, service revenue grew by 13.7% (Q1: 12.6%, Q2: 14.7%) on an organic basis supported by strong demand for data, an acceleration in M-Pesa revenue and a strong performance in the DRC and Tanzania. Mozambique also returned to growth in Q2. M-Pesa revenue grew by 21.7% in H1 on an organic basis and represents 29.1% of service revenue.

Vodacom Business service revenue grew by 5.7% (Q1: 5.7%, Q2: 5.8%) with organic growth of 11.0% (Q1: 11.2%, Q2: 10.8%), driven by growth in connectivity and strong demand for digital services.

Adjusted EBITDAaL increased by 11.0% as the depreciation of local currencies versus the euro was more than offset by organic growth. On an organic basis, Adjusted EBITDAaL increased by 17.0% due to service revenue growth, ongoing cost initiatives, and the lapping of prior year one-off impacts in the DRC, which were partially offset by a one-off cost in South Africa. The Adjusted EBITDAaL margin increased by 1.3 percentage points year-on-year (1.4 percentage points on an organic basis) to 34.1%.

Customers

In South Africa, we lost 18,000 mobile contract customers in H1 and now have a mobile contract customer base of 6.9 million. Customer NPS continued to improve and is now market-leading. 'VodaPay' grew to 14.1 million registered users, with 3.3 million users added during H1 driven by our insurance, payments and lending marketplace businesses.

In Egypt, we added 197,000 mobile contract customers and 1.5 million prepaid mobile customers, supported by our market-leading NPS and we now have a total of 53.1 million mobile customers. In June 2025, we announced the launch of our 5G commercial services.  'Vodafone Cash' grew to 12.7 million active users, with 1.2 million users added during H1.

In Vodacom's international markets, we added 3.7 million mobile customers in H1, and our mobile customer base is now 63.7 million, with 66.2% of active customers using our data services. Our M-Pesa customer base now totals 27.1 million active users with 1.9 million users added during the period.

Portfolio

On 14 August 2025, South Africa's Competition Appeal Court approved Vodacom's proposed fibre joint venture with Maziv (Proprietary) Limited, with conditions. Vodacom intends to acquire a 30% stake in Maziv, the parent company of Vumatel and Dark Fibre Africa. The transaction is subject to unconditional approval from the telecommunications regulator, ICASA.

Vodafone Investments

Associates and joint ventures	H1 FY26	H1 FY25
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	125	(27)
VodafoneZiggo Group Holding B.V.	(60)	(59)
Safaricom Limited	115	79
Indus Towers Limited	-	55
Other1 (including TPG Telecom Limited)	2	(88)
Share of results of equity accounted associates and joint ventures	182	(40)

Note:
1.   The Group's investment in Vodafone Idea Limited ('VIL') was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Vantage Towers Joint Venture - 44.7% ownership

During H1, total revenue increased by 4.9% to €644 million, supported by 1,027 net new tenancies and 367 new macro sites. As a result, the tenancy ratio increased to 1.54x (31 March 2025: 1.53x). During the period, Vantage Towers distributed €156 million in dividends to Vodafone.

VodafoneZiggo Joint Venture (Netherlands) - 50.0% ownership

In May 2025, VodafoneZiggo announced a new strategic plan to regain commercial momentum, implement a leaner and more agile operating model and accelerate the upgrade of their network to DOCSIS 4.0. During H1, VodafoneZiggo's mobile contract base grew by 9,000 and broadband net additions performance improved throughout the period (Q1: -27,000, Q2: -19,000). In October 2025, the company announced the launch of a new 2 Gbps top speed offer as part of their network upgrade plans.  VodafoneZiggo also entered into a strategic partnership with Delta Fiber, expanding its coverage area to over 600,000 additional addresses where the company does not have its own network.

Total revenue decreased 3.1% to €2.0 billion in H1, with declines in both service and non-service revenue. The decline in service revenue was primarily driven by a lower broadband customer base and mobile ARPU in Business. Vodafone's share of net loss in H1 FY26 was €60 million, driven by lower operating income partially offset by higher gains on derivative financial instruments and tax. During the period, Vodafone received €26 million in interest payments.

Safaricom Associate (Kenya) - 27.8% ownership

Safaricom service revenue grew by 4.8% to €1.3 billion, with organic growth of 10.2%. Vodafone's higher share of results was due to a strong result in Kenya and lapping a prior year devaluation in Ethiopia. During H1 FY26, Vodafone received €69 million in dividends from Safaricom.

TPG Telecom Limited Joint Venture (Australia) - 25.1% ownership

TPG Telecom Limited ('TPG') is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 25.1%, via an 11% direct stake in TPG and a 14% indirect stake, held through a 50:50 joint venture with CK Hutchison. During H1 FY26, the Group received €10 million in dividends from its direct stake in TPG. The Group provides guarantees amounting to US$1.0 billion and €0.6 billion (2024: US$1.0 billion and €0.6 billion) in relation to its 50% share in a multicurrency loan facility held by the joint venture. On 5 August 2025, following the Vocus sale with net proceeds of AU$4.7 billion, TPG Telecom announced a capital management plan including an AU$3 billion capital reduction for shareholders. A Reinvestment Plan will give the opportunity to minority shareholders to reinvest proceeds into new shares at a discount, raising up to AU$688 million. TPG has also repaid AU$1.7 billion in debt, with additional repayments planned from the Reinvestment Proceeds.

Vodafone Idea Limited Joint Venture (India) - 16.1% ownership

On 30 March 2025, Vodafone Idea announced that the government had agreed to convert US$4.3 billion of its outstanding spectrum dues to equity. The Group's shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025.

Net financing costs
	H1 FY26	H1 FY25	Reported
	€m	€m	change %
Investment and other income	1,085	566
Financing costs	(1,134)	(843)
Net financing costs	(49)	(277)	82.3
Adjustments for:
Mark-to-market losses/(gains)	177	(55)
Foreign exchange (gains)/losses	(101)	14
Fair value gains on Other Investments through profit and loss	-	(242)
Adjusted net financing income/(costs)1	27	(560)	104.8

Note:
1.   Adjusted net financing costs is a non-GAAP measure. See page 46 for more information.

Net financing costs of €49 million (H1 FY25: €277 million) includes a gain of €782 million (HY FY25: €238 million) on certain bonds bought back prior to their maturity dates, and a revaluation gain on Other investments classified at fair value through profit and loss of €242 million in H1 FY25.

Adjusted net financing income of €27 million (H1 FY25: net financing costs of €560 million), excluding the gains from the early redemption of the bonds bought back in each of the respective periods, reflects a decrease in net financing costs due to a lower net debt position compared to the prior period.

Taxation
	H1 FY26	H1 FY25	Reported
	%	%	change pps
Effective tax rate	50.2%	42.8%	7.4
Adjusted effective tax rate1	27.4%	18.0%	9.4

Note:
1.   Adjusted effective tax rate is a non-GAAP measure. See page 46 for more information.

The Group's Effective tax rate ('ETR') for H1 FY26 was 50.2%.

The increase in the Group's ETR reflects the one-off €269 million tax charge arising on the write-down of deferred tax balances in Germany as a result of the enacted gradual 5% corporate income tax rate reduction between 2027 and 2032 and a net €42 million tax charge as an effect of hyperinflation accounting adjustments in Türkiye (H1 FY25: €41 million charge).

The Group's Adjusted ETR ('AETR') for H1 FY26 was 27.4% (H1 FY25: 18.0%). This excludes the impact of the German tax rate change, hyperinflation accounting adjustments in Türkiye and the €172 million (H1 FY25: €319 million) deferred tax charge for utilisation of recognised tax losses in Luxembourg. The Group's H1 FY26 AETR is approximately 9% higher than H1 FY25. The H1 FY25 AETR was reduced by higher loss utilisation from lending to Vodafone Spain and Vodafone Italy, while the related local benefit was excluded in discontinued operations.

The ETR for H1 FY25 reflected a €714 million accounting gain on the sale of an 18% stake in Indus Towers Limited without tax gain, the recognition of a financial liability at fair value of €238 million on the secondary pledge to Indus Towers without a tax credit, €319 million relating to the use of losses in Luxembourg, a €164 million tax charge arising on the €26 million net gain on the disposal of a 10% stake in Oak Holdings GmbH, and a net €41 million tax charge as an effect of hyperinflation accounting adjustments in Türkiye. Those items, when excluded, resulted in an AETR for H1 FY25 of 18.0%.

Earnings per share
Reported
	H1 FY26	H1 FY25	change
	eurocents	eurocents	eurocents
Basic earnings per share - Continuing operations	3.38c	3.92c	(0.54)c
Basic earnings per share - Total Group	3.38c	3.98c	(0.60)c

Adjusted basic earnings per share1	6.92c	4.84c	2.08c

Note:
1.   Adjusted basic earnings per share is a non-GAAP measure. See page 46 for more information.

Basic earnings per share from continuing operations was 3.38 eurocents, compared to basic earnings per share of 3.92 eurocents for H1 FY25. The decrease was primarily due to a lower operating profit, and a higher income tax expense, partially offset by a lower weighted average number of shares compared to the comparative period.

Adjusted basic earnings per share was 6.92 eurocents, compared to 4.84 eurocents for H1 FY25. The increase was primarily due to higher adjusted EBITDAaL and lower adjusted net financing costs arising from a gain of €782 million (HY FY25: €238 million) on certain bonds bought back prior to their maturity dates, which outweighed a higher adjusted tax rate.

Cash flow & funding

Analysis of cash flow
	H1 FY26	H1 FY25	Reported
	€m	€m	change %
Inflow from operating activities	5,092	5,644	(9.8)
(Outflow)/inflow from investing activities	(1,874)	2,467	(176.0)
Outflow from financing activities	(6,918)	(7,333)	5.7
Net cash (outflow)/inflow	(3,700)	778	(575.6)
Cash and cash equivalents at the beginning of the financial period	10,893	6,114
Exchange loss on cash and cash equivalents	(192)	(21)
Cash and cash equivalents at the end of the financial period	7,001	6,871

Cash inflow from operating activities decreased to €5,092 million, reflecting cash inflows from discontinued operations in the comparative period.

Outflow from investing activities decreased by €4,341 million to €1,874 million, primarily due to proceeds from the disposals of 10% of Oak Holdings 1 GmBH (€1,336 million), 18% of Indus Towers Limited (€1,684 million) and Vodafone Spain (€3,669 million) in the comparative period, which outweighed lower cash outflows from discontinued operations and a higher net inflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities decreased to €6,918 million resulting from gains on certain bonds bought back prior to their maturity date, lower cash inflows from discontinued operations and lower dividends paid, which outweighed higher net cash outflows in respect of repayment of borrowings.

Analysis of cash flow (continued)
	H1 FY26	H1 FY25	Reported
	€m	€m	change %
Adjusted EBITDAaL1	5,728	5,411	5.9
Capital additions2	(2,800)	(2,987)
Working capital3	(2,717)	(2,636)
Disposal of property, plant and equipment and intangible assets	14	7
Integration capital additions	(21)	(12)
Restructuring costs including working capital movements4	(122)	(115)
Licences and spectrum	(45)	(12)
Interest received and paid5,6	(455)	(493)
Taxation	(522)	(393)
Dividends received from associates and joint ventures	235	243
Dividends paid to non-controlling shareholders in subsidiaries	(141)	(157)
Other	75	48
Free cash flow1	(771)	(1,096)	29.7
Acquisitions and disposals	(1,722)	6,564
Equity dividends paid	(558)	(1,201)
Share buybacks	(973)	(879)
Foreign exchange loss	(14)	(177)
Other movements in net debt6	496	(1,744)
Net debt (increase)/decrease1	(3,542)	1,467
Opening net debt1	(22,397)	(33,242)
Closing net debt1	(25,939)	(31,775)	18.4
Net debt of Vodafone Spain and Vodafone Italy1	-	28
Closing net debt incl. Vodafone Spain and Vodafone Italy1	(25,939)	(31,747)	18.3

Free cash flow1	(771)	(1,096)
Adjustments:
- Licences and spectrum	45	12
- Restructuring costs including working capital movements4	122	115
- Integration capital additions	21	12
- Other adjustments	-	7
Adjusted free cash flow1	(583)	(950)

Notes:
1.   Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 46 for more information.
2.   See page 58 for an analysis of tangible and intangible additions in the year.
3.   Includes the impact of €138 million of Trade payables for which the Group has extended payment terms from 30 to 90 days through the use of reverse factoring at 30 September 2025 (31 March 2025: €148 million).
4.   Includes working capital in respect of integration capital additions.
5.   Interest received and paid excludes €291 million outflow (H1 FY25: €208 million outflow) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL.
6.   Other movements in net debt includes €782 million in relation to gains on certain bonds bought back prior to their maturity date. Other movements in net debt for H1 FY25 includes a net outflow from discontinued operations of €224 million, together with the partial repayment of borrowings secured against Indian assets of €1,699 million.

Acquisitions and disposals includes net debt acquired on the merger of Vodafone and Three into VodafoneThree Holdings Limited ('VTHL') in the UK of €2,042 million, offset by €348 million of equity funding injected into VTHL by Hutchison.

Adjusted free cash flow was an outflow of €583 million in the period, representing an improvement of €367 million compared to the comparative period. This primarily reflects higher adjusted EBITDAaL and lower capital additions which outweighed higher working capital and taxation outflows.

Borrowings and cash position
	H1 FY26	Year-end FY25	Reported
	€m	€m	change %
Non-current borrowings	(44,179)	(46,096)
Current borrowings	(7,276)	(7,047)
Borrowings	(51,455)	(53,143)
Cash and cash equivalents	7,087	11,001
Borrowings less cash and cash equivalents	(44,368)	(42,142)	(5.3)

Borrowings include bonds of €34,059 million (31 March 2025: €36,402 million), lease liabilities of €12,335 million (31 March 2025: €10,826 million), cash collateral liabilities of €1,315 million (31 March 2025: €2,357 million) and loans and other borrowings of €3,746 million (31 March 2025: €3,558 million).

The decrease in borrowings of €1,688 million was primarily driven by a reduction in bonds (€2,343 million) as a result of the early repayment of certain bonds and favourable foreign exchange movements, together with a reduction in collateral liabilities (€1,042 million), which outweighed an increase in lease liabilities (€1,509 million) arising primarily from the VodafoneThree merger in the UK.

Funding position
	H1 FY26	Year-end FY25	Reported
	€m	€m	change %
Bonds	(34,059)	(36,402)
Bank loans	(1,315)	(1,213)
Other borrowings including spectrum	(2,431)	(2,345)
Gross debt1	(37,805)	(39,960)	5.4
Cash and cash equivalents	7,087	11,001
Non-current investments in sovereign securities	904	913
Short-term investments2	3,773	5,280
Derivative and other financial instruments3	(78)	1,716
Net collateral assets /(liabilities)4	180	(1,347)
Net debt1	(25,939)	(22,397)	(15.8)

Notes:
1.   Gross debt and Net debt are non-GAAP measures. See page 46 for more information.
2.   Short-term investments includes €579 million (31 March 2025: €2,139 million) of highly liquid government and government-backed securities and managed investment funds of €3,194 million (31 March 2025: €3,141 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.   Derivative and other financial instruments exclude derivative movements in cash flow hedging reserves of €632 million gain (31 March 2025: €575 million gain).
4.   Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €3,542 million to €25,939 million. This was driven by a free cash outflow of €771 million, together with outflows in relation to acquisitions and disposals mostly related to the merger with Three UK (€1,722 million), equity dividends (€558 million) and share buybacks (€973 million), offset by other movements (€482 million), which was principally due to the early repayment of certain bonds.

Other funding considerations include:
	H1 FY26	Year-end FY25
	€m	€m
Lease liabilities	(12,335)	(10,826)
Pension fund liabilities	(165)	(187)
Guarantees over loan issued by Australia joint venture	(1,407)	(1,479)
Equity characteristic of 50% attributed by credit rating agencies to 'Hybrid bonds' included in net debt, EUR swapped value of €7,594 million (€8,162 million as at 31 March 2025)	3,797	4,081

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €806 million higher value (€899 million higher as at 31 March 2025) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would increase by €460 million (€1,132 million decrease as at 31 March 2025).

Return on capital employed

Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy.  We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

ROCE calculated using GAAP measures for the 12 months ended 30 September 2025 was -0.6% (H1 FY25: 3.9%), impacted by lower operating profit.

The table below presents adjusted ROCE metrics.

	H1 FY26	H1 FY25	Reported
	%	%	Change pps
Pre-tax ROCE (controlled)1	7.2%	7.2%	-
Post-tax ROCE (controlled and associates/joint ventures)1	4.8%	4.6%	0.2

Note:
1. The half-year ROCE calculation is based on returns for the 12 months ended 30 September. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 46 for more information.

Funding facilities

As at 30 September 2025, the Group had undrawn revolving credit facilities of €7.5 billion comprising euro and US dollar revolving credit facilities of €4.1 billion and US$4.0 billion (€3.4 billion) which mature in 2030 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€12.8 billion) and €10 billion respectively.

Post employment benefits

As at 30 September 2025, the Group's net surplus of scheme assets over scheme liabilities was €65 million (€55 million net surplus as at 31 March 2025).

Dividends

Dividends will continue to be declared in euros, aligning the Group's shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days concluding one week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 2.25 eurocents (H1 FY25: 2.25 eurocents).

The ex-dividend date for the interim dividend is 20 November 2025 for ordinary shareholders and 21 November 2025 for ADR holders, the record date is 21 November 2025 and the dividend is payable on 5 February 2026.

Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 15 January 2026. Alternatively, shareholders may participate in the dividend reinvestment plan and elections must be made by 15 January 2026. More information can be found at vodafone.com/dividends

Other significant developments

Board changes

On 19 June 2025, the Group announced the appointment of Pilar López as Chief Financial Officer Designate, effective 1 October 2025. Pilar will succeed Luka Mucic who, as previously announced, has decided to leave Vodafone. Pilar's appointment as Chief Financial Officer and Executive Director to the Board of Vodafone will commence on 1 December 2025, following Luka's departure on 30 November 2025.

The following Board changes took effect after the conclusion of the 2025 Annual General Meeting in July:

−   David Nish retired as a Board member, Senior Independent Director and Chair of the Audit and Risk Committee.

−   Simon Segars was appointed Senior Independent Director and also joined the Nominations and Governance Committee.

−   Simon Dingemans was appointed Chair of the Audit and Risk Committee and member of the Remuneration Committee.

−   Anne-Françoise Nesmes was appointed as a Non-Executive Director and joined the Audit and Risk Committee and ESG Committee.

−   Michel Demaré ceased to be a member of the Nominations and Governance Committee.

−   Christine Ramon ceased to be a member of the ESG Committee and joined the Remuneration Committee.

−   Delphine Ernotte Cunci ceased to be a member of the Remuneration Committee and joined the Nominations and Governance Committee.

Executive Committee changes

Guillaume Boutin was appointed CEO Vodafone Investments & Strategy and a member of the Executive Committee in May 2025. Guillaume succeeded Serpil Timuray who left Vodafone at the end of June 2025.

Leanne Wood will step-down as Chief Human Resources Officer and a member of the Executive Committee on 1 January 2026.

Ruth McGill will be appointed Chief Human Resources Officer Designate on 1 November 2025, formally becoming Chief HR Officer and a member of the Executive Committee on 1 January 2026.

Portfolio update

VodafoneThree

On 31 May 2025, the Group successfully completed the merger of Vodafone UK and Three UK. The combined business, named VodafoneThree, is 51% owned by Vodafone and 49% owned by CK Hutchison.

See note 9 'Acquisitions and disposals' in the unaudited condensed consolidated financial statements for more information.

Acquisition of Telekom Romania

On 1 October 2025, Vodafone Romania S.A. ('Vodafone') and Digi Romania S.A. ('Digi') announced that they had completed the acquisition of OTE's subsidiary, Telekom Romania Mobile Communications S.A. ('TKRM').

Vodafone acquired TKRM and its post-paid customer base while Digi acquired its pre-paid customer business. Both companies will also gain additional spectrum and towers as part of the transaction.

Acquisition of Skaylink

On 30 October 2025, the Group announced that it had entered into a binding agreement to acquire 100% of Skaylink GmbH ('Skaylink') for a total consideration of €175 million. Skaylink is a full-service cloud, digital transformation and security specialist with offices throughout Germany and across Europe.

Completion of the transaction is expected by the end of March 2026, subject to the receipt of necessary regulatory approvals.

Risk factors

Principal risks

The key factors and uncertainties that could have a significant effect on the Group's financial performance, include the following:

Adverse changes in macroeconomic conditions

Adverse changes in macroeconomic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increases in costs

Adverse market competition

Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Adverse regulatory and policy environment

Adverse regulatory measures and policies impacting our strategy could result in increased costs, create a competitive disadvantage, or have a negative impact on our Return on Capital Employed.

Company transformation

Failure to effectively transform Vodafone to adapt to future challenges and demands could increase operational complexity and hinder growth.

Cyber threat

An external attack, insider threat, or supplier breach could cause service interruption or confidential data breaches.

Data management and privacy

Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customer expectations.

Disintermediation

Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

IT resilience and transformation

Failure or disruptions of IT systems and infrastructure or the inability to modernise and manage the IT environment could negatively impact operations, services, customer experience, or financial performance.

Network resilience and infrastructure competitiveness

Major network outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Supply chain disruption

Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice, and lower network quality.

Watchlist risks

Our watchlist risk process enables us to monitor material risks to Vodafone Group that fall outside our principal risks. We review the watchlist risks as part of the continuous risk management process. Any watchlist risks that increase in their significance to the Group are elevated to principal risks and are treated accordingly. Group watchlist risks include, but are not limited to:

Environmental, Social and Governance ('ESG')

Failure to meet stakeholder expectations on ESG performance and/or reporting may result in reputational damage, customer dissatisfaction, and/or increased cost of capital.

Governance and performance of investments

Inadequate oversight, poor decision-making, and misalignment with strategic objectives, could lead to suboptimal investment outcomes. This risk encompasses the possibility of financial losses, reputational damage, and failure to achieve desired returns on investments.

Legal compliance

Increased number of legal penalties, fines, and damage to the Company's reputation. Additionally, this includes the risk of losing business and customer trust due to breaches of legal requirements.

Tax

Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group.

Watchlist risks are reported to the Risk and Compliance Committee and to the Audit and Risk Committee alongside principal risks.

Emerging risks

Emerging risks are characterised by their uncertain nature, constant change, and by their potential to materially affect the achievement of organisational objectives.

We identify new emerging risk trends using inputs from the analysis of the external and internal environments, leveraging both the input from third-party publications and research as well as the knowledge and experience of our internal business experts. Additionally, we consider the time horizon for the identified emerging risks, allowing us to provide the appropriate level of focus and to plan mitigation strategies accordingly.

As the evolution of emerging risks could be nonlinear and the speed of impact is difficult to predict, we have established a continuous process for monitoring emerging risks as an integral part of the Group's enterprise risk management framework. This allows us to be at the forefront of managing emerging risks, periodically assessing whether any of these risks have become material enough to be elevated to the principal risk category.

We split our emerging risks into five different categories: technological, political/regulatory, economic, societal, and business environment, so that the relevant experts across the business have visibility of these risks and can assess the potential impacts and time horizon of these risks. Additionally, deep-dives and scenario analyses have been performed for selected emerging risks with the view to identify potential mitigation strategies should these risks materialise.

Emerging risks are reported to the Risk and Compliance Committee and to the Audit and Risk Committee for further scrutiny.

Responsibility statement

We confirm that to the best of our knowledge:

-   The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and

-   The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc Board of Directors can be found at:

www.vodafone.com/board

By Order of the Board
Maaike de Bie
Group General Counsel and Company Secretary

11 November 2025

Unaudited condensed consolidated financial statements

Consolidated income statement
		Six months ended 30 September
		2025	2024
	Note	€m	€m
Revenue	2	19,609	18,276
Cost of sales		(13,229)	(12,123)
Gross profit		6,380	6,153
Selling and distribution expenses		(1,529)	(1,355)
Administrative expenses		(2,750)	(2,700)
Net credit losses on financial assets		(207)	(209)
Share of results of equity accounted associates and joint ventures		182	(40)
Other income		86	533
Operating profit	2	2,162	2,382
Investment and other income		1,085	566
Financing costs		(1,134)	(843)
Profit before taxation		2,113	2,105
Income tax expense	3	(1,061)	(900)
Profit for the financial period - Continuing operations		1,052	1,205
Profit for the financial period - Discontinued operations		-	16
Profit for the financial period		1,052	1,221

Attributable to:
- Owners of the parent		829	1,064
- Non-controlling interests		223	157
Profit for the financial period		1,052	1,221

Earnings per share
Continuing operations:
- Basic	5	3.38c	3.92c
- Diluted	5	3.36c	3.91c
Total Group:
- Basic	5	3.38c	3.98c
- Diluted	5	3.36c	3.97c

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income
	Six months ended 30 September
	2025	2024
	€m	€m
Profit for the financial period	1,052	1,221
Other comprehensive income:
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	(812)	228
Foreign exchange translation differences recycled on disposal	-	115
Other, net of tax1	18	134
Total items that may be reclassified to the income statement in subsequent periods	(794)	477
Items that will not be reclassified to the income statement in subsequent years:
Fair value gains on equity instruments classified as Other investments, net of tax	242	166
Net actuarial gains on defined benefit pension schemes, net of tax	(1)	75
Total items that will not be reclassified to the income statement in subsequent periods	241	241
Other comprehensive income	(553)	718
Total comprehensive income for the financial period	499	1,939

Attributable to:
- Owners of the parent	393	1,869
- Non-controlling interests	106	70
	499	1,939

Note:
1.   Principally includes the impact of the Group's cash flow hedges recognised in other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of financial position
		30 September	31 March
		2025	2025
	Note	€m	€m
Non-current assets
Goodwill		21,767	20,514
Other intangible assets		14,320	12,924
Property, plant and equipment		33,035	30,712
Investments in associates and joint ventures	7	6,758	6,892
Other investments		3,455	3,153
Deferred tax assets		18,513	19,033
Post employment benefits		230	242
Trade and other receivables		5,482	6,431
		103,560	99,901
Current assets
Inventory		718	617
Taxation recoverable		170	174
Trade and other receivables		10,774	9,404
Other investments		6,441	7,424
Cash and cash equivalents		7,087	11,001
		25,190	28,620
Assets held for sale	4	109	-
Total assets		128,859	128,521

Equity
Called up share capital		4,189	4,319
Additional paid-in capital		149,996	149,834
Treasury shares		(7,035)	(6,791)
Accumulated losses		(123,361)	(123,503)
Accumulated other comprehensive income		29,028	28,886
Total attributable to owners of the parent		52,817	52,745
Non-controlling interests		3,792	1,171
Total equity		56,609	53,916

Non-current liabilities
Borrowings		44,179	46,096
Share of net liabilities in joint ventures and associates	7	59	96
Deferred tax liabilities		796	798
Post employment benefits		165	187
Provisions		1,436	1,430
Non-debt liabilities in respect of written put options		102	97
Trade and other payables		3,816	3,147
		50,553	51,851
Current liabilities
Borrowings		7,276	7,047
Taxation liabilities		594	578
Provisions		1,021	1,066
Trade and other payables		12,806	14,063
		21,697	22,754
Liabilities held for sale	4	-	-
Total equity and liabilities		128,859	128,521

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998
Issue or reissue of shares	1	-	76	(75)	2	-	2
Share-based payments	-	50	-	-	50	3	53
Transactions with non-controlling interests in subsidiaries	-	-	-	(32)	(32)	(7)	(39)
Comprehensive income	-	-	-	1,869	1,869	70	1,939
Dividends	-	-	-	(1,212)	(1,212)	(155)	(1,367)
Purchase of treasury shares	-	-	(1,000)	-	(1,000)	-	(1,000)
Cancellation of shares	(120)	120	799	(799)	-	-	-
30 September 2024	4,678	149,423	(7,770)	(86,688)	59,643	943	60,586

1 April 2025	4,319	149,834	(6,791)	(94,617)	52,745	1,171	53,916
Issue or reissue of shares	-	1	76	(77)	-	-	-
Share-based payments	-	31	-	-	31	3	34
Acquisition of subsidiaries	-	-	-	-	-	1,120	1,120
Transactions with non-controlling interests in subsidiaries	-	-	-	1,206	1,206	1,536	2,742
Comprehensive income	-	-	-	393	393	106	499
Dividends	-	-	-	(558)	(558)	(144)	(702)
Purchase of treasury shares	-	-	(1,000)	-	(1,000)	-	(1,000)
Cancellation of shares	(130)	130	680	(680)	-	-	-
30 September 2025	4,189	149,996	(7,035)	(94,333)	52,817	3,792	56,609

Notes:
1.   Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.   Includes accumulated losses and accumulated other comprehensive income.
3.   See Note 9 'Acquisitions and disposals' for further information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
		Six months ended 30 September
		2025	2024
	Note	€m	€m
Inflow from operating activities	8	5,092	5,644

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		27	-
Purchase of interests in associates and joint ventures		(68)	(45)
Purchase of intangible assets		(968)	(1,023)
Purchase of property, plant and equipment		(2,453)	(2,182)
Purchase of investments		(530)	(1,167)
Disposal of interests in subsidiaries, net of cash disposed		-	3,578
Disposal of interests in associates and joint ventures		20	3,020
Disposal of property, plant and equipment and intangible assets		15	7
Disposal of investments		1,566	363
Dividends received from associates and joint ventures		235	243
Interest received		282	285
Cash outflows from discontinued operations		-	(612)
(Outflow)/inflow from investing activities		(1,874)	2,467

Cash flows from financing activities
Proceeds from issue of long-term borrowings		4,092	3,919
Net repayment of borrowings		(7,494)	(6,923)
Net movement in short-term borrowings		(975)	(249)
Net movement in derivatives		56	316
Interest paid		(1,028)	(1,523)
Purchase of treasury shares		(973)	(879)
Equity dividends paid		(558)	(1,201)
Dividends paid to non-controlling shareholders in subsidiaries		(141)	(157)
Other transactions with non-controlling shareholders in subsidiaries		103	(23)
Cash outflows from discontinued operations		-	(613)
Outflow from financing activities		(6,918)	(7,333)

Net cash (outflow)/inflow		(3,700)	778
Cash and cash equivalents at the beginning of the financial period1		10,893	6,114
Exchange loss on cash and cash equivalents		(192)	(21)
Cash and cash equivalents at the end of the financial period1		7,001	6,871

Note:
1.  Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,087 million (€7,008 million as at 30 September 2024), together with overdrafts of €86 million (€165 million as at 30 September 2024) and €nil million (€28 million as at 30 September 2024) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1   Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2025:

●  are prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom;

●  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group's Annual Report for the year ended 31 March 2025;

●  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2025, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

●   include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

●   do not constitute statutory accounts within the meaning of section 434(3) of the UK Companies Act 2006; and

●   were approved by the Board of Directors on 11 November 2025.

The information relating to the year ended 31 March 2025 is extracted from the Group's published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the auditor's report was unqualified and did not contain any emphasis of matter of statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has €7.0 billion of cash and cash equivalents as at 30 September 2025 which, together with undrawn revolving credit facilities of €7.5 billion, cover all of the Group's reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including December 2026 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1   Basis of preparation (continued)

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2025.

Potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets as at 31 March.

At interim reporting periods the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group's cash generating units ('CGUs') may not be recoverable. As part of this assessment as at 30 September 2025, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2025. This included the year-to-date and expected future performance of the Group's CGUs, as well as considering the valuation implications of changes in other factors such as discount rates and the assessment of long term growth rates.

The Group's review of the potential impact of indicators of impairment did not indicate that the carrying amount of any of the Group's CGUs was not recoverable as at 30 September 2025.

Control of subsidiaries

The Group controls an entity for accounting purposes, and consolidates it as a subsidiary, when it has the power to make the decisions that affect the entity's profitability and has exposure, through its shareholding, to the resulting profits or losses.  Where minority shareholders have rights in an entity which do not allow participation in such decisions in the ordinary course of business then these are considered to be 'protective rights' that do not impair the Group's control of the entity for accounting purposes.  The Group has concluded that it controls VodafoneThree Holdings Limited ('VTHL') through its 51% shareholding and associated rights.  In certain very limited circumstances, including the significant financial underperformance of VTHL, CK Hutchison Group Telecom Holdings Limited may acquire additional rights that might result in the Group's loss of control of VTHL for accounting purposes.

Hyperinflationary economies

The Turkish economy was designated as hyperinflationary from 30 June 2022. The Ethiopian economy was designated as hyperinflationary from 31 December 2022, until 31 March 2025. The Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its Turkish operations, whose functional currency is Turkish lira, from 1 April 2022, and to the Ethiopian operations, whose functional currency is Ethiopian Birr, from 1 April 2022 until 31 March 2025.

In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for relevant financial periods have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia, respectively. Comparative periods are not restated per IAS 21 'The Effects of Changes in Foreign Exchange rates'. The Turkish index has risen by 14.0% (2024: 18.1%) during the six months ended 30 September 2025. The revalued balances are translated to euros at the reporting date exchange rate of €1 : 48.86 TRL (2024: €1 : 38.15 TRL), applying IAS 21.

For the Group's operations in Türkiye:

●  The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the Consolidated income statement within Other income.

●  The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the Consolidated statement of cash flows.

●  The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are judged to meet the definition of 'exchange differences'.

Notes to the unaudited condensed consolidated financial statements

1      Basis of preparation (continued)

The main impacts of the aforementioned adjustments for the Group's Turkish and Ethiopian operations on the Consolidated financial statements are shown below.

	Increase/(decrease)
	2025	2024
Impact on the consolidated income statement for the six months ended 30 September	€m	€m
Revenue	(12)	5
Operating profit1	(159)	(154)
Profit for the financial period1	(200)	(225)

	Increase
	30 September	31 March
	2025	2025
Impact on the consolidated statement of financial position	€m	€m
Net assets	840	1,029
Equity attributable to owners of the parent	840	987
Non-controlling interests	-	41

Note:
1.  Includes €58 million gain on the net monetary assets/liabilities (Six months ended 30 September 2024: €31 million gain).

New accounting pronouncements adopted

On 1 April 2025, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group's Annual Report for the year ended 31 March 2025.

Notes to the unaudited condensed consolidated financial statements

2      Segmental analysis

Operating segments

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

The operating segments for Germany, UK, Türkiye and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe reporting segment reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. The Other Europe reporting segment (Portugal, Ireland, Greece, Romania, Czech Republic and Albania), largely reflects countries with membership of, or a close association with, the European Union. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group's revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2025.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2025
Germany	5,425	396	5,821	166	9	5,996	2,191
UK	3,664	701	4,365	18	26	4,409	884
Other Europe	2,415	331	2,746	48	10	2,804	835
Türkiye	1,327	237	1,564	3	34	1,601	485
Africa	3,183	499	3,682	252	16	3,950	1,347
Common Functions2	388	23	411	559	-	970	(14)
Eliminations	(75)	-	(75)	(46)	-	(121)	-
Group	16,327	2,187	18,514	1,000	95	19,609	5,728

Notes:
1.  Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2.  Comprises central teams and business functions.

Notes to the unaudited condensed consolidated financial statements

2  Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2024.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2024
Germany	5,500	443	5,943	171	8	6,122	2,290
UK	2,891	517	3,408	14	26	3,448	707
Other Europe	2,410	322	2,732	61	11	2,804	784
Türkiye	1,103	285	1,388	3	-	1,391	394
Africa	2,951	509	3,460	228	17	3,705	1,214
Common Functions2	322	21	343	562	1	906	22
Eliminations	(68)	-	(68)	(32)	-	(100)	-
Group	15,109	2,097	17,206	1,007	63	18,276	5,411

Notes:
1.  Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2.  Comprises central teams and business functions.

A reconciliation of Adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit before taxation for the financial period is shown below.

	Six months ended 30 September
	2025	2024
	€m	€m
Adjusted EBITDAaL	5,728	5,411
Restructuring costs1	(186)	(58)
Interest on lease liabilities	292	220
Gain/(loss) on disposal of property, plant and equipment and intangible assets	155	(12)
Depreciation and amortisation on owned assets	(4,095)	(3,672)
Share of results of equity accounted associates and joint ventures	182	(40)
Other income2	86	533
Operating profit	2,162	2,382
Investment and other income	1,085	566
Financing costs	(1,134)	(843)
Profit before taxation	2,113	2,105

Notes:
1.  Restructuring cost includes €130 million relating to depreciation on leased assets. See page 58 for further information.
2.  The comparative period principally comprises a gain of €714 million in respect of the disposal of part of the Group's interest in Indus Towers Limited, partially offset by €238 million in respect of security arrangements provided to Indus over the Group's 3.0% interest in Indus.

Notes to the unaudited condensed consolidated financial statements

2  Segmental analysis (continued)

The Group's non-current assets are disaggregated as follows:

	30 September	31 March
	2025	2025
	€m	€m
Non-current assets1
Germany	36,802	37,621
UK	14,311	7,904
Other Europe	7,273	7,304
Türkiye	1,956	2,059
Africa	6,693	6,981
Common Functions	2,087	2,281
Group	69,122	64,150

Note:
1.  Comprises goodwill, other intangible assets and property, plant and equipment.

3      Taxation

	Six months ended 30 September
	2025	2024
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(18)	(44)
Adjustments in respect of prior periods	(3)	2
Overseas current tax (expense)/income
Current period	(439)	(551)
Adjustments in respect of prior periods	7	39
Total current tax expense	(453)	(554)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax1	(143)	(27)
Overseas deferred tax	(465)	(319)
Total deferred tax expense	(608)	(346)

Total income tax expense	(1,061)	(900)

Note:
1.  The increase in the utilisation of deferred tax assets in the UK during the six months ended 30 September 2025 was primarily attributable to the one-off gain of €782 million on certain bond buybacks. See page 15 for further information.

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2025 includes a deferred tax charge of €172 million on the use of losses in Luxembourg. The Group does not currently recognise deferred tax assets forecasted to be used more than 60 years beyond the balance sheet date. We continue to expect to recover the remaining losses within 47 to 52 years as disclosed as at 31 March 2025. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group's tax losses can be found in Note 6 'Taxation' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2025.

Deferred tax assets in the UK

Following the merger of Vodafone and Three in the UK, Vodafone UK has left the existing ('legacy') UK tax group and formed a new ('VodafoneThree') UK tax group with Three UK. Deferred tax assets of €2,140 million and €407 million have been recognised in respect of fixed asset and other temporary differences in the VodafoneThree and legacy tax groups respectively.

Notes to the unaudited condensed consolidated financial statements

3  Taxation (continued)

The VodafoneThree tax group's deferred tax asset is supported by the forecast taxable profit of the newly combined business and is expected to be recovered over the next 30 years.

As part of the merger, VodafoneThree also acquired €4,869 million unrecognised brought-forward gross tax losses and a further €2,975 million of gross tax losses were generated as a result of day-one accounting policy and estimate changes. Due to greater flexibility available for using current year-losses, €752 million of these losses are forecast to be utilised in FY26. No deferred tax asset has been recognised for the remaining carried forward losses, as it is uncertain whether these will be utilised.

The legacy tax group's deferred tax asset is supported by forecast taxable profits from ongoing group service activities, brand-related income, and net financing income - including income from the £6,010 million loan advanced to VodafoneThree Holdings Limited - and is expected to be recovered over the next 31 years.

4  Discontinued operations and disposals

Where operations constitute a separately reportable segment and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the unaudited condensed consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group's Profit for the financial year for the years presented.

Disposal of Vodafone Spain

The disposal of Vodafone Spain completed on 31 May 2024 and resulted in a loss on disposal for the year ended 31 March 2025 of €148 million.

Disposal of Vodafone Italy

The disposal of Vodafone Italy completed on 31 December 2024 and resulted in a loss on disposal for the year ended 31 March 2025 of €1,133 million.

Discontinued operations

The results of Vodafone Spain and Vodafone Italy were reported as discontinued operations in the prior year ended 31 March 2025 through to the date of disposal. A summary of the results from these discontinued operations is below.

	Six months ended 30 September
	2025	2024
	€m	€m
Profit/(loss) for the financial period - Discontinued operations
Vodafone Spain1	-	76
Vodafone Italy	-	(60)
Total	-	16

Earnings per share - Discontinued operations
- Basic	-	0.06c
- Diluted	-	0.06c

Note:
1.  The results for Vodafone Spain are for the two months to 31 May 2024 when the sale concluded.

Assets held for sale

Assets of €109 million are reported as held for sale at 30 September 2025. This comprises certain fibre network assets in Vodacom South Africa which are planned to be transferred into a joint venture arrangement, Maziv (Proprietary) Limited.

There were no assets and liabilities reported as held for sale at 31 March 2025.

Notes to the unaudited condensed consolidated financial statements

5      Earnings per share

	Six months ended 30 September
	2025	2024
	Millions	Millions
Weighted average number of shares for basic earnings per share	24,509	26,718
Effect of dilutive potential shares: restricted shares and share options	133	110
Weighted average number of shares for diluted earnings per share	24,642	26,828

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
	2025	2024
	€m	€m
Profit for earnings per share from continuing operations attributable to owners	829	1,048
Profit for earnings per share from discontinued operations attributable to owners	-	16
Profit for basic and diluted earnings per share	829	1,064

	eurocents	eurocents
Basic earnings per share from continuing operations	3.38	3.92
Basic earnings per share from discontinued operations	-	0.06
Basic earnings per share	3.38	3.98

	eurocents	eurocents
Diluted earnings per share from continuing operations	3.36	3.91
Diluted earnings per share from discontinued operations	-	0.06
Diluted earnings per share	3.36	3.97

6      Dividends

	Six months ended 30 September
	2025	2024
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2025: 2.25 eurocents per share	558	1,212
(2024: 4.50 eurocents per share)

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2026: 2.25 eurocents per share	537	585
(2025: 2.25 eurocents per share)

Notes to the unaudited condensed consolidated financial statements

7      Joint ventures and associates

	30 September	31 March
	2025	2025
	€m	€m
Oak Holdings 1 GmbH	5,879	5,943
VodafoneZiggo Group Holdings B.V.	270	330
Other	93	69
Investments in joint ventures	6,242	6,342

Safaricom PLC	480	500
Other	36	50
Investments in associates	516	550

Investments in joint ventures and associates	6,758	6,892

TPG Telecom Limited	(59)	(96)
Share of net liabilities in joint ventures	(59)	(96)

8      Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2025	2024
	€m	€m
Profit for the financial period	1,052	1,205
Investment and other income	(1,085)	(566)
Financing costs	1,134	843
Income tax expense	1,061	900
Operating profit	2,162	2,382
Adjustments for:
Share-based payments and other non-cash charges	38	68
Depreciation and amortisation	5,960	5,238
Gain on disposal of property, plant and equipment and intangible assets	(154)	(1)
Share of results of equity accounted associates and joint ventures	(182)	40
Other income	(86)	(533)
Decrease/(increase) in inventory	8	(107)
Increase in trade and other receivables	(767)	(1,356)
Decrease in trade and other payables	(1,379)	(784)
Cash generated by operations	5,600	4,947
Taxation	(508)	(393)
Cashflows from discontinued operations	-	1,090
Inflow from operating activities	5,092	5,644

Notes to the unaudited condensed consolidated financial statements

9  Acquisitions and disposals

Purchase of subsidiaries

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree's identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group's previously held equity interest in the acquiree, if any, over the net amount of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders' proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

The aggregate cash consideration in respect of the purchase of subsidiaries, net of cash acquired, is summarised below.

	Six months ended 30 September
	2025	2024
	€m	€m
Net cash acquired	27	-

Merger of Vodafone and Three in the UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited ('CKHGT'), a wholly owned subsidiary of CK Hutchison Holdings Limited ('Hutchison'), transferred their UK telecommunication businesses, respectively Vodafone Limited ('Vodafone UK') and Three UK Limited ('Three UK'), into VodafoneThree Holdings Limited ('VTHL'). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%, and Vodafone UK and Three UK are wholly owned subsidiaries of VTHL.

Consideration paid by the Group to Hutchison was 49% of Vodafone UK's equity, subject to closing adjustments that will be settled in cash. Vodafone UK and Three UK were contributed with differential debt amounts owing to their respective shareholders at closing to achieve the required ownership structure. The Group advanced loans of £6,010 million to VTHL, of which £1,684 million was utilised to settle Three UK's outstanding debt with Hutchison. In addition, Vodafone and Hutchison jointly contributed, in proportion to their shareholdings, £600 million of equity funding on completion, with a further £200 million committed which VTHL can draw if required.

As part of the transaction, Vodafone and Hutchison agreed a framework to enable Vodafone to acquire Hutchison's 49% shareholding in VTHL through a Vodafone call or a Hutchison put option which may be exercised at fair market value, subject to customary third party approvals and consents, and settled in cash or new Vodafone Group Plc shares, at the Group's option, subject to certain conditions. The call and put options will become exercisable after three full financial years following closing, providing that the fair market enterprise value of VTHL reaches a minimum of £16.5 billion until after the seventh financial year following completion, when this threshold will cease to apply to the exercise of the Hutchison put option.  As the Group has the ability to settle the put option with Vodafone Group Plc shares, no put option liability will initially be recorded.

Under the agreed terms for the regulatory approval of the acquisition, the Group has made commitments to upgrade a number of network sites over an 8-year period. VodafoneThree intends to invest £11 billion (€12.6 billion) in the UK over the next 10 years and, as part of this commitment, has contracted with suppliers for network upgrades for an expected cost of over £2 billion (€2.3 billion) over the next 8 years.

Notes to the unaudited condensed consolidated financial statements

9  Acquisitions and disposals (continued)

A purchase price allocation has been performed as at the acquisition date. The allocation remains provisional due to the volume and nature of assets and liabilities being assessed. The provisional purchase price allocation is set out in the table below.

€m
Other intangible assets1	2,555
Property, plant and equipment	3,442
Inventory	43
Trade and other receivables	934
Cash and cash equivalents	27
Current and deferred taxation	184
Borrowings	(4,139)
Trade and other payables	(691)
Provisions	(69)
Net identifiable assets acquired	2,286
Non-controlling interests	(1,120)
Goodwill2	1,343
Total Consideration	2,509

Notes:
1.  Identifiable intangible assets of €2,555 million consisted of acquired licences of €975 million, Computer software of €887 million, Customer relationships of €467 million and Brand of €226 million.
2.  The goodwill is attributable to future profits to be generated from new customers and the synergies expected to arise after the Group's acquisition of the business. Other than the above addition relating to the UK merger, and foreign exchange movements, there were no other changes to the Group's reported goodwill in the six months ended 30 September 2025.

Transaction costs of €31 million were charged to Other income in the Group's consolidated income statement in the six months ended 30 September 2025.

From the date of acquisition, the acquired entities have contributed €943 million of revenue and a loss of €209 million towards the profit for the financial period of the Group. If the acquisition had taken place at the beginning of the financial period, revenue would have been €20,105 million and the profit for the financial period would have been €946 million.

As part of the merger of Vodafone and Three in the UK, the Group gave up a 49% interest in Vodafone UK to Hutchison, with consideration taking the form of 51% of Three UK's equity, subject to closing adjustments that will be settled in cash. The Group recognised non-controlling interests of €1,144 million and a net gain of €697 million in retained earnings in relation to this transaction.

Additionally, non-controlling interests of €348 million were recognised in relation to Hutchison's proportionate contribution to the £600 million equity funding raised by VTHL on closing.

Disposal of subsidiaries

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, for the six months ended 30 September 2025 was €nil (six months ended 30 September 2024: €3,578 million).

Vodafone Spain

In the comparative period, on 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain') to Zegona Communications plc ('Zegona') for €4,069 million in cash (subject to closing accounts adjustments) and up to €900 million of non-cash consideration in the form of redeemable preference shares. €400 million of the cash received relates to future services to be provided by the Group to Zegona and has been deferred on the Group's statement of financial position. The disposal resulted in a loss on disposal of €148 million.

Notes to the unaudited condensed consolidated financial statements

9  Acquisitions and disposals (continued)

Disposal of joint ventures and associates

The aggregate cash consideration in respect of disposals of joint ventures and associates is as follows:

	Six months ended 30 September
	2025	2024
	€m	€m
Cash consideration received
Vantage Towers	-	1,336
Indus Towers Limited	-	1,684
Other disposals during the period	20	-
	20	3,020

Vantage Towers

In the comparative period, on 22 July 2024, the Group announced the sale of a further 10% stake in Oak Holdings GmbH, the partnership that co-controls Vantage Towers, for €1,336 million.

A net gain on disposal of €26 million was recorded within Other income in the consolidated income statement.

Indus Towers

In the comparative period, on 19 June 2024, the Group announced the sale of an 18% stake in Indus Towers Limited ('Indus') through an accelerated book-building offering ('placing'). The placing raised €1,684 million in gross proceeds.  The Group sold its remaining 3.0% interest in Indus on 5 December 2024 for €329 million.  A net gain on disposal of €714 million was recorded within Other income in the consolidated income statement.

Notes to the unaudited condensed consolidated financial statements

10   Fair value of financial instruments

	30 September	31 March
	2025	2025
	€m	€m
Financial assets at fair value1
Money market funds (included within Cash and cash equivalents)2	3,265	2,130
Debt and equity securities (included within Other investments)3	5,711	6,925
Derivative and other financial instruments (included within Trade and other receivables)4	3,005	4,197
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)5	1,070	710
	13,051	13,962

Financial liabilities at fair value1
Derivative and other financial instruments (included within Trade and other payables)4	2,451	1,906
	2,451	1,906

Notes:
1.    The fair value of assets and liabilities are classified in the Fair Value hierarchy as follows: Level 1 comprises items where the fair value is determined by unadjusted quoted prices in active markets. Level 2 comprises items where the fair value is determined from inputs other than quoted prices, that are observable for the asset or liability, either directly or indirectly by unadjusted market quoted prices in active markets and market accepted valuation techniques. Level 3 comprises items where the fair value is determined by including one or more unobservable inputs to the valuation methodology.
2.     Items are measured at fair value and the valuation basis is Level 1.
3.    Quoted debt and equity securities of €1,504 million (31 March 2025: €2,811 million) are measured at fair value and classified as Level 1. Further equity and debt securities of €3,234 million (31 March 2025: €3,177 million) are measured at fair value and classified as Level 2. The remaining balance represents the Group's investments in Zegona ordinary shares of €960 million (31 March 2025: €937 million) and convertible loan notes of €13 million, (31 March 2025: nil), measured at fair value and classified as Level 3 due to some of the inputs to the valuation model being unobservable inputs.
4.     Derivative financial assets and liabilities are measured at fair value and classified as Level 2. €2,882 million (31 March 2025: €4,064 million) of derivative and other financial assets and €2,336 million (31 March 2025: €1,824 million) of derivative and other financial liabilities are classified as Non-current.
5.     Trade receivables at fair value through Other comprehensive income are measured at fair value and classified as Level 2. Of this, €471 million (31 March 2025: €289 million) are classified as Non-current.

The fair value of the Group's financial assets held at amortised cost approximates their fair value.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €31,514 million (31 March 2025: €34,873 million). These bonds have a fair value at 30 September 2025 of €29,622 million (31 March 2025: €31,325 million), based on Level 1 of the fair value hierarchy.

Level 3 financial instruments

Investment in Zegona ordinary shares

Following the completion of the sale of Vodafone Spain on 31 May 2024, the Group received the non-cash consideration component in the form of €900 million Redeemable Preference Shares ('RPS') issued by EJLSHM Funding Ltd ('EJLSHM'). The RPS will be redeemed 6 years after completion, or earlier if there is a material liquidity event or exit from Zegona that releases funds to its shareholders. The RPS have a nominal value, including accrued interest, of €960 million at 30 September 2025 (31 March 2025: €937 million).

EJLSHM subscribed for new ordinary shares in Zegona, equivalent to the value of the RPS, the future proceeds from which will be used to repay the RPS. Per the contractual arrangement, these ordinary shares do not carry voting rights, and their value is capped at the nominal value, including accrued interest, of the RPS. EJSHM is a consolidated special purpose entity for the Group, resulting in the elimination of the RPS and the recognition of an investment in the Zegona shares for the Group. The Zegona shares are recorded at fair value through profit and loss and have a fair value of €960 million on 30 September 2025 (31 March 2025: €937 million).

The valuation approach for the Zegona shares reflects the contractual terms of the RPS arrangement and utilises a bespoke option model which draws on observable Level 2 market data inputs, including bond yields, share prices, and foreign exchange rates. The model also includes certain key inputs that requires judgement. These include the timing on when EJLSHM will sell its shares in Zegona to settle its RPS liability to the Group, Zegona's share price volatility and the share's expected dividend yield.

Notes to the unaudited condensed consolidated financial statements

10   Fair value of financial instruments (continued)

The only judgement that could have a material impact on the valuation is the Zegona share price volatility. An increase/(decrease) of the share price volatility by 10% would have €nil impact due to fair value being capped at the nominal value of the RPS, including accrued interest at 30 September 2025.

11   Contingent liabilities and legal proceedings

Note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2025 sets forth the Group's contingent liabilities and legal proceedings as of 31 March 2025. There have been no material changes to the Group's contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Legal proceedings

VISPL tax claims

In 2025, Vodafone India Services Private Limited ('VISPL') participated in a tax amnesty scheme to resolve historical tax disputes with the Indian tax authority predominantly relating to Vodafone's acquisition of Hutchison Essar (later renamed as 'Vodafone India Limited'). The scheme concluded in July resulting in an income statement tax charge of €185 million and a net cash outflow of €114 million after applying credits and offsets. All corporate guarantees provided by Vodafone International Holdings B.V. have now been discharged and all related court proceedings have now been fully withdrawn or closed, including those before the Supreme Court.

Germany: investigation by competition authority regarding 1&1

In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for tower sites. Vantage Towers sub-contracted certain aspects of the delivery under the agreement to Vodafone Germany.

In March 2023, Vodafone Germany and Vodafone Group (together 'Vodafone') were informed that 1&1 had submitted a complaint to the Bundeskartellamt ('BkA'), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower sites acted as an obstacle to 1&1's market entry and an abuse of relative market power. Vodafone submitted its response to the Statement of Objections to the BkA on 2 July 2025. Vodafone has received a letter from the BkA stating that, if an infringement decision is issued, it is likely to include an order for disgorgement of the alleged economic advantage obtained as a result of the alleged infringement.

While the outcome is uncertain, the Group believes it has strong defences and that it is probable no present obligation exists.

Notes to the unaudited condensed consolidated financial statements

11  Contingent liabilities and legal proceedings (continued)

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited ('Vodacom South Africa'), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as 'Please Call Me' ('PCM').

In April 2016, the Constitutional Court of South Africa ('the Constitutional Court') ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group's Chief Executive Officer ('the CEO') to determine such compensation amount. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. The CEO's award of R47million (€2.3 million) was rejected by Mr Makate, who subsequently challenged the CEO's determination of the compensation amount through the courts.

In February 2024, the Supreme Court of Appeal ('the SCA') ruled that Mr Makate was entitled to a compensation amount in the range between 5% - 7.5% of revenues earned by Vodacom South Africa from its PCM service, plus interest, from March 2001 to the date of the judgement.

Vodacom South Africa appealed this judgement to the Constitutional Court and the SCA's judgement and order was set aside in July 2025. The matter was remitted to the SCA and was due to be reheard by a differently constituted panel of judges on 18 November 2025.

On 4 November 2025, a settlement between Vodacom South Africa and Mr Makate was agreed. Vodacom South Africa has notified the SCA of the withdrawal of its appeal. The settlement, which is for an immaterial amount, has been accounted for in the Group's interim results for the six months ended 30 September 2025.

UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ('MNOs'), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone's favour and rejected Phones 4U's allegations that the defendants were in breach of competition law, consistent with Vodafone's previously stated position that a present obligation does not exist. Phones 4U was granted permission to appeal and the appeal hearing took place before the Court of Appeal from 19 - 23 May 2025. The Court of Appeal rejected all of Phones 4U's grounds of appeal in a judgement delivered on 11 July 2025. Phones 4U has confirmed that it does not intend to seek permission to appeal to the Supreme Court.

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal ('CAT') seeking permission, as a proposed class representative, to bring collective proceedings on an opt-out basis against the four UK mobile network operators ('MNOs') and, in the case of Vodafone Limited and EE Limited, their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (€1.6 billion), including interest. Hutchison 3G UK Limited ('Three'), which merged with Vodafone Limited in May 2025, is also a named defendant to the claim with an alleged value of £507 million (€578 million), including interest.  It is alleged that Vodafone, Three, and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a 'loyalty penalty'). A hearing took place before the CAT from 31 March to 2 April 2025 to determine Mr Gutmann's application for certification of the class and Vodafone and Three's applications for strike out of certain parts of the claim based on limitation. The decision is expected later this year.

Taking into account all available evidence at this stage, the Group's assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

Notes to the unaudited condensed consolidated financial statements

12  Related party transactions

Related party transactions with the Group's joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2025	2024
	€m	€m
Sales of goods and services to associates	3	11
Purchase of goods and services from associates	2	2
Sales of goods and services to joint arrangements	150	158
Purchase of goods and services from joint arrangements	306	362
Interest income receivable from joint arrangements1	29	25
Interest expense payable to joint arrangements1	86	144

	30 September	31 March
	2025	2025
	€m	€m
Trade balances owed:
by associates	4	3
to associates	1	1
by joint arrangements	208	210
to joint arrangements	374	331
Other balances owed by joint arrangements1	1,230	1,265
Other balances owed to joint arrangements2	3,435	3,941

Notes:
1.  Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2.  Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

In the six months ended 30 September 2025, the Group made contributions to defined benefit pension schemes of €26 million (six months ended 30 September 2024: €23 million).

In the six months ended 30 September 2025, cash dividends of €1.1 million were paid to Board and Executive Committee members (six months ended 30 September 2024: €0.8 million).

Dividends received from joint ventures and associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed consolidated financial statements

13  Subsequent events

Türkiye spectrum auction

On 16 October 2025, Vodafone Türkiye acquired 100 MHz of spectrum in a 5G auction conducted by the Information and Communication Technologies Authority ('ICTA') for a total cost of US$627 million (€539 million).

The spectrum will be available from April 2026 and has a licence duration of almost 17 years (expiring on 31 December 2042). Payments will be phased over three financial years, with three instalments of US$209 million (€180 million) due in January 2026, December 2026 and May 2027.

Acquisition of Skaylink

On 30 October 2025, the Group announced that it had entered into a binding agreement to acquire 100% of Skaylink GmbH ('Skaylink') for a total consideration of €175 million. Skaylink is a full-service cloud, digital transformation and security specialist with offices throughout Germany and across Europe.

Completion of the transaction is expected by the end of March 2026, subject to the receipt of necessary regulatory approvals.

Share buyback programme

On 11 November 2025, the Group commenced a programme to repurchase its ordinary share capital up to a maximum consideration of €500 million.

Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Group Plc (the Company) to review the unaudited condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 September 2025 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 13 to the unaudited condensed consolidated financial statements. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 September 2025 is not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1 'Basis of preparation', the annual financial statements of the group are prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006. The unaudited condensed consolidated financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the Directors

The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the Directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the unaudited condensed consolidated financial statements in the half-yearly financial report. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
11 November 2025

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 47	Revenue	Pages 48, 49 and 50
Organic service revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
Organic mobile service revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
Organic fixed service revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
Organic Vodafone Business service revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
South Africa: Financial services organic revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
Vodacom International: M-Pesa organic revenue growth	Page 47	Service revenue	Pages 48, 49 and 50
Egypt: Financial services revenue (Vodafone Cash) organic growth	Page 47	Service revenue	Pages 48, 49 and 50
Group Adjusted EBITDAaL	Page 47	Operating profit	Page 31
Organic Adjusted EBITDAaL growth	Page 47	Not applicable	Pages 48, 49 and 50
Other metrics
Adjusted profit attributable to owners of the parent	Page 51	Profit attributable to owners of the parent	Page 51
Adjusted basic earnings per share	Page 51	Basic earnings per share	Page 52
Cash flow, funding and capital allocation metrics
Free cash flow	Page 52	Inflow from operating activities	Page 53
Adjusted free cash flow	Page 52	Inflow from operating activities	Pages 15 and 53
Gross debt	Page 52	Borrowings	Page 53
Net debt	Page 52	Borrowings less cash and cash equivalents	Page 53
Pre-tax ROCE (controlled)	Page 54	ROCE calculated using GAAP measures	Pages 54 and 55
Post-tax ROCE (controlled and associates/joint ventures)	Page 54	ROCE calculated using GAAP measures	Pages 54 and 55
Financing and Taxation metrics
Adjusted net financing costs	Page 56	Net financing costs	Page 13
Adjusted profit before taxation	Page 56	Profit before taxation	Page 57
Adjusted income tax expense	Page 56	Income tax expense	Page 57
Adjusted effective tax rate	Page 56	Income tax expense	Page 57
Adjusted share of results of equity accounted associates and joint ventures	Page 56	Share of results of equity accounted associates and joint ventures	Page 57
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 56	Share of results of equity accounted associates and joint ventures	Page 57

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-   Revenue;

-   Service revenue;

-   Mobile service revenue;

-   Fixed service revenue;

-   Vodafone Business service revenue;

-   South Africa - Financial services revenue;

-   Vodacom International M-Pesa revenue;

-   Egypt - Financial services revenue (Vodafone Cash);

-   Adjusted EBITDAaL; and

-   Adjusted EBITDAaL margin

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: (i) It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; (ii) It is used for internal performance analysis; and (iii) It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustment recorded in the Group's consolidated financial statements in accordance with IAS 29 'Financial Reporting in Hyperinflationary Economies'.

Non-GAAP measures

Six months ended 30 September 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	H1 FY26	H1 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,425	5,500	(1.4)	-	-	(1.4)
Mobile service revenue	2,579	2,497	3.3	-	-	3.3
Fixed service revenue	2,846	3,003	(5.2)	-	-	(5.2)
UK	3,664	2,891	26.7	(27.0)	1.4	1.1
Mobile service revenue	2,862	2,108	35.8	(36.8)	1.4	0.4
Fixed service revenue	802	783	2.4	-	1.1	3.5
Other Europe	2,415	2,410	0.2	-	(0.3)	(0.1)
Türkiye	1,327	1,103	20.3	1.6	33.7	55.6
Africa	3,183	2,951	7.9	-	5.8	13.7
Common Functions	388	322
Eliminations	(75)	(68)
Total service revenue	16,327	15,109	8.1	(5.4)	3.0	5.7
Other revenue	3,282	3,167
Revenue	19,609	18,276	7.3	(6.1)	3.1	4.3

Other growth metrics
Vodafone Business - Service revenue	3,991	3,890	2.6	(1.1)	1.9	3.4
Germany - Vodafone Business service revenue	1,170	1,184	(1.2)	-	-	(1.2)
UK - Vodafone Business service revenue	1,058	1,054	0.4	(3.8)	1.1	(2.3)
Other Europe - Vodafone Business service revenue	763	761	0.3	-	(0.3)	-
Türkiye - Vodafone Business service revenue	208	162	28.4	1.7	35.9	66.0
Africa - Vodacom Business service revenue	572	541	5.7	-	5.3	11.0
South Africa - Service revenue	1,535	1,563	(1.8)	-	4.0	2.2
Vodacom International - Service revenue	802	742	8.1	-	5.6	13.7
Egypt - Service revenue	853	652	30.8	-	11.7	42.5
South Africa - Financial services revenue	88	86	2.3	-	4.0	6.3
Vodacom International - M-Pesa revenue	233	200	16.5	-	5.2	21.7
Egypt - Financial services revenue (Vodafone Cash)	67	49	36.7	-	11.6	48.3

Adjusted EBITDAaL
Germany	2,191	2,290	(4.3)	-	-	(4.3)
UK	884	707	25.0	(20.9)	1.3	5.4
Other Europe	835	784	6.5	-	(0.4)	6.1
Türkiye	485	394	23.1	0.3	34.6	58.0
Africa	1,347	1,214	11.0	-	6.0	17.0
Common Functions	(14)	22
Eliminations	-	-
Group	5,728	5,411	5.9	(2.2)	3.1	6.8

Percentage point change in Adjusted EBITDAaL margin
Germany	36.5%	37.4%	(0.9)	-	-	(0.9)
UK	20.0%	20.5%	(0.5)	1.7	-	1.2
Other Europe	29.8%	28.0%	1.8	-	-	1.8
Türkiye	30.3%	28.3%	2.0	0.1	-	2.1
Africa	34.1%	32.8%	1.3	-	0.1	1.4
Group	29.2%	29.6%	(0.4)	1.1	-	0.7

Note:
1.   Reported service revenue growth in Türkiye of 20.3% includes -1.3pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 21.6%.

Non-GAAP measures

Quarter ended 30 September 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q2 FY26	Q2 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,737	2,722	0.5	-	-	0.5
Mobile service revenue	1,315	1,266	3.8	-	-	3.8
Fixed service revenue	1,422	1,456	(2.3)	-	-	(2.3)
UK	2,018	1,462	38.0	(40.3)	3.5	1.2
Mobile service revenue	1,612	1,063	51.6	(55.1)	3.9	0.4
Fixed service revenue	406	399	1.8	-	2.5	4.3
Other Europe	1,231	1,230	0.1	-	(0.6)	(0.5)
Türkiye	698	588	18.7	1.4	28.3	48.4
Africa	1,628	1,502	8.4	-	5.1	13.5
Common Functions	196	176
Eliminations	(39)	(36)
Total service revenue	8,469	7,644	10.8	(8.1)	3.1	5.8
Other revenue	1,755	1,596
Revenue	10,224	9,240	10.6	(9.2)	3.2	4.6

Other growth metrics
Vodafone Business - Service revenue	2,027	1,979	2.4	(1.7)	2.2	2.9
Germany - Vodafone Business service revenue	589	598	(1.6)	-	-	(1.6)
UK - Vodafone Business service revenue	540	532	1.5	(5.9)	2.7	(1.7)
Other Europe - Vodafone Business service revenue	385	389	(1.0)	-	(0.4)	(1.4)
Türkiye - Vodafone Business service revenue	109	85	28.2	1.5	30.1	59.8
Africa - Vodacom Business service revenue	292	276	5.8	-	5.0	10.8
South Africa - Service revenue	774	796	(2.8)	-	4.2	1.4
Vodacom International - Service revenue	414	375	10.4	-	4.3	14.7
Egypt - Service revenue	443	334	32.6	-	8.6	41.2
South Africa - Financial services revenue	45	44	2.3	-	4.6	6.9
Vodacom International - M-Pesa revenue	121	101	19.8	-	2.8	22.6
Egypt - Financial services revenue (Vodafone Cash)	36	27	33.3	-	9.7	43.0
Group Adjusted EBITDAaL	2,980	2,730	9.2	(3.8)	3.3	8.7

Note:
1.   Reported service revenue growth in Türkiye of 18.7% includes 3.9pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 14.8%.

Non-GAAP measures

Quarter ended 30 June 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY26	Q1 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,688	2,778	(3.2)	-	-	(3.2)
Mobile service revenue	1,264	1,231	2.7	-	-	2.7
Fixed service revenue	1,424	1,547	(8.0)	-	-	(8.0)
UK	1,646	1,429	15.2	(13.8)	(0.5)	0.9
Mobile service revenue	1,250	1,045	19.6	(18.7)	(0.5)	0.4
Fixed service revenue	396	384	3.1	-	(0.4)	2.7
Other Europe	1,184	1,180	0.3	-	(0.1)	0.2
Türkiye	629	515	22.1	1.2	40.5	63.8
Africa	1,555	1,449	7.3	-	6.5	13.8
Common Functions	192	146
Eliminations	(36)	(32)
Total service revenue	7,858	7,465	5.3	(2.7)	2.9	5.5
Other revenue	1,527	1,571
Revenue	9,385	9,036	3.9	(2.8)	3.0	4.1

Other growth metrics
Vodafone Business - Service revenue	1,964	1,911	2.8	(0.4)	1.6	4.0
Germany - Vodafone Business service revenue	581	586	(0.9)	-	-	(0.9)
UK - Vodafone Business service revenue	518	522	(0.8)	(1.8)	(0.4)	(3.0)
Other Europe - Vodafone Business service revenue	378	372	1.6	-	(0.1)	1.5
Türkiye - Vodafone Business service revenue	99	77	28.6	1.2	42.9	72.7
Africa - Vodacom Business service revenue	280	265	5.7	-	5.5	11.2
South Africa - Service revenue	761	767	(0.8)	-	3.7	2.9
Vodacom International - Service revenue	388	367	5.7	-	6.9	12.6
Egypt - Service revenue	410	318	28.9	-	15.0	43.9
South Africa - Financial services revenue	43	42	2.4	-	3.4	5.8
Vodacom International - M-Pesa revenue	112	99	13.1	-	7.7	20.8
Egypt - Financial services revenue (Vodafone Cash)	31	22	40.9	-	14.2	55.1
Group Adjusted EBITDAaL	2,748	2,681	2.5	(0.5)	2.9	4.9

Note:
1. Reported service revenue growth in Türkiye of 22.1% includes -7.5pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 29.6%.

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	H1 FY26			H1 FY25
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	5,728	-	5,728	5,411	-	5,411
Restructuring costs	(186)	186	-	(58)	58	-
Interest on lease liabilities	292	-	292	220	-	220
Gain/(loss) on disposal of property, plant & equipment and intangible assets	155	-	155	(12)	-	(12)
Depreciation and amortisation on owned assets1	(4,095)	336	(3,759)	(3,672)	303	(3,369)
Share of results of equity accounted associates and joint ventures2	182	(37)	145	(40)	104	64
Other income	86	(86)	-	533	(533)	-
Operating profit	2,162	399	2,561	2,382	(68)	2,314
Investment and other income	1,085	-	1,085	566	(242)	324
Financing costs3	(1,134)	76	(1,058)	(843)	(41)	(884)
Profit before taxation	2,113	475	2,588	2,105	(351)	1,754
Income tax expense4	(1,061)	392	(669)	(900)	596	(304)
Profit for the financial period - Continuing operations	1,052	867	1,919	1,205	245	1,450
Profit for the financial period - Discontinued operations	-	-	-	16	(16)	-
Profit for the financial period	1,052	867	1,919	1,221	229	1,450

Profit attributable to:
- Owners of the parent (Continuing)	829	867	1,696	1,048	245	1,293
- Owners of the parent (Total Group)	829	867	1,696	1,064	229	1,293
- Non-controlling interests	223	-	223	157	-	157
Profit for the financial period	1,052	867	1,919	1,221	229	1,450

Notes:
1.  Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 58 for an analysis of depreciation and amortisation. The adjustment of €336 million (H1 FY25: €303 million) relates to amortisation of customer bases and brand intangible assets.
2.  See page 57 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
3.  See 'Net financing costs' on page 13 for further analysis.
4.  See 'Adjusted tax metrics' on page 57 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, Basic earnings per share, is provided below.

	H1 FY26	H1 FY25
	€m	€m
Profit attributable to owners of the parent	829	1,064
Adjusted profit attributable to owners of the parent	1,696	1,293

	Million	Million
Weighted average number of shares outstanding - Basic	24,509	26,718

	eurocents	eurocents
Basic earnings per share	3.38c	3.98c
Adjusted basic earnings per share	6.92c	4.84c

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid (excluding interest on Bank borrowings secured against Indian assets), taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items and M&A.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.
Gross debt less cash and cash equivalents, short-term investments, non-current investments in sovereign securities, derivative and other financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	H1 FY26	H1 FY25
	€m	€m
Inflow from operating activities	5,092	5,644
Net tax paid	508	393
Cashflows from discontinued operations	-	(1,090)
Cash generated by operations	5,600	4,947
Capital additions	(2,800)	(2,987)
Working capital movement in respect of capital additions	(639)	(196)
Disposal of property, plant and equipment and intangible assets	14	7
Integration capital additions	(21)	(12)
Working capital movement in respect of integration capital additions	1	2
Licences and spectrum	(45)	(12)
Interest received and paid1	(746)	(701)
Taxation	(522)	(393)
Dividends received from associates and joint ventures	235	243
Dividends paid to non-controlling shareholders in subsidiaries	(141)	(157)
Payments in respect of lease liabilities	(1,700)	(1,583)
Other	(7)	(254)
Free cash flow	(771)	(1,096)

Note:
1. Includes interest on lease liabilities of €291 million (H1 FY25: €208 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	H1 FY26	Year-end FY25
	€m	€m
Borrowings	(51,455)	(53,143)
Lease liabilities	12,335	10,826
Collateral liabilities	1,315	2,357
Gross debt	(37,805)	(39,960)
Collateral liabilities	(1,315)	(2,357)
Cash and cash equivalents	7,087	11,001
Non-current investments in sovereign securities	904	913
Short-term investments	3,773	5,280
Collateral assets	1,495	1,010
Derivative and other financial instruments	554	2,291
Less mark-to-market gains deferred in hedge reserves	(632)	(575)
Net debt	(25,939)	(22,397)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative and other financial instruments included in trade and other receivables/payables, short-term investments, non-current investments in sovereign securities, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyperinflationary adjustments and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is based on the average of month end capital employed balances during the period of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyperinflationary adjustments. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of 12 month end capital employed balances from the opening position, and ending at 30 September 2024 and 30 September 2025 of the respective years.

	H1 FY26	H1 FY25
	€m	€m
Operating (loss)/profit1	(631)	4,190

Borrowings	51,455	55,753
Cash and cash equivalents	(7,087)	(7,008)
Derivative and other financial instruments included in trade and other receivables	(3,005)	(3,962)
Derivative and other financial instruments included in trade and other payables	2,451	2,031
Non-current investments in sovereign securities	(904)	-
Short-term investments	(3,773)	(4,101)
Collateral assets	(1,495)	(789)
Financial liabilities under put option arrangements	102	-
Equity	56,609	60,586
Capital employed at end of the period	94,353	102,510

Average capital employed for the period	98,432	107,126

ROCE using GAAP measures	(0.6%)	3.9%

Note:
1.   Operating (loss)/profit includes Other income, which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of 12 month end capital employed balances from the opening position, and ending at 30 September 2024 and at 30 September 2025 of the respective years.

	H1 FY26	H1 FY25
	€m	€m
Operating (loss)/profit	(631)	4,190
Interest on lease liabilities	(560)	(443)
Restructuring costs	292	659
Other income	(118)	(972)
Share of results of equity accounted associates and joint ventures	(99)	85
Impairment charge/(reversal)	4,515	-
Other adjustments1	431	355
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,830	3,874
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE2	88	(148)
Notional tax at Adjusted effective tax rate3	(1,037)	(795)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,881	2,931

Capital employed for calculating ROCE on a GAAP basis	94,353	102,510
Adjustments to exclude:
- Leases	(12,335)	(10,790)
- Deferred tax assets	(18,513)	(19,716)
- Deferred tax liabilities	796	650
- Taxation recoverable	(170)	(197)
- Taxation liabilities	594	669
- Other investments	(2,935)	(3,050)
- Associates and joint ventures	(6,699)	(7,041)
- Pension assets and liabilities	(65)	(193)
- Removal of capital employed related to discontinued operations	-	(7,791)
- Other adjustments1	(1,123)	(1,063)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	53,903	53,988
Associates and joint ventures1	6,699	7,041
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	60,602	61,029

Average capital employed for calculating pre-tax ROCE (controlled)	52,899	53,898
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	59,700	63,365

Pre-tax ROCE (controlled)	7.2%	7.2%
Post-tax ROCE (controlled and associates/joint ventures)	4.8%	4.6%

Notes:
1.   Comprises adjustments to exclude hyperinflationary accounting in Türkiye.
2.   Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
3.   Includes tax at the Adjusted effective tax rate of 27.4% (H1 FY25: 18.0%).

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses, together with fair value movements on Other investments through profit and loss.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.

	H1 FY26	H1 FY25
	€m	€m
Profit before taxation	2,113	2,105
Adjustments to derive Adjusted profit before tax	475	(351)
Adjusted profit before taxation	2,588	1,754
Adjusted share of results of equity accounted associates and joint ventures	(145)	(64)
Adjusted profit before tax for calculating Adjusted effective tax rate	2,443	1,690

Income tax expense	(1,061)	(900)
Tax on adjustments to derive Adjusted profit before tax	(148)	(8)
Adjustments:
- Deferred tax on rate change in Germany	269	-
- Deferred tax charge for utilisation of recognised tax losses in Luxembourg	172	319
- UK corporate interest restriction	3	35
- Tax relating to inflation-related adjustments in Türkiye	96	86
- Tax relating to Vantage Towers share disposal	-	164
Adjusted income tax expense for calculating Adjusted tax rate	(669)	(304)
Adjusted effective tax rate	27.4%	18.0%

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.
	H1 FY26	H1 FY25
	€m	€m
Share of results of equity accounted associates and joint ventures	182	(40)
Restructuring costs, net of tax	15	7
Other income, net of tax	(42)	(59)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	155	(92)
Amortisation of acquired customer base and brand intangible assets, net of tax	(10)	156
Adjusted share of results of equity accounted associates and joint ventures	145	64

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.
	H1 FY26	H1 FY25
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	1,735	1,564
Depreciation on leased assets - included in Restructuring costs	130	2
Depreciation on leased assets	1,865	1,566

Depreciation on owned assets	2,110	1,889
Amortisation of owned intangible assets	1,985	1,783
Depreciation and amortisation on owned assets	4,095	3,672

Total depreciation and amortisation on owned and leased assets	5,960	5,238

(Gain)/loss on disposal of owned fixed assets	(155)	12
Loss/(gain) on disposal of leased assets	1	(13)
Depreciation and amortisation - as recognised in the consolidated income statement	5,806	5,237

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	H1 FY26	H1 FY25
	€m	€m
Capital additions	2,800	2,987
Integration related capital additions	21	12
Licence and spectrum additions	261	9
Additions to customer bases	1	-
Additions	3,083	3,008

Intangible asset additions	1,103	1,226
Property, plant and equipment owned additions	1,980	1,782
Total additions	3,083	3,008
Definitions

Key terms are defined below. See page 46 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Indian assets	Comprises the Group's investments in Indus Towers Limited and Vodafone Idea Limited.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.   References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.   All growth rates reflect a comparison to the six months ended 30 September 2024 unless otherwise stated.
3.   References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY26" are to the financial year ending 31 March 2026. References to "last year", "last financial year" or "FY25" are to the financial year ended 31 March 2025. References to "H1 FY26" are to the six month period ended 30 September 2025. References to "H1 FY25" are to the six month period ended 30 September 2024.
4.   Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.   This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2026; the acquisition of Telekom Romania; the announced potential acquisition of Skaylink; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the Group's share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'continue', 'plans', 'further', 'ongoing', 'progress', 'targets' or 'could'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence; the Group's ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone's UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group's strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2025. The Annual Report can be found on the Vodafone Group's website (investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2025
-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 11, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary
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